
11007720
Annual
Report
2011
A Year of Strong
Performance
ANNUIT COEPTIS
CLIFTON
SAVINGS
BANCORP
The Commonsense Bank

Financial Highlights

NET LOANS RECEIVABLE
(In thousands)

2011	2010	2009	2008	2007
$441,746	$477,516	$468,500	$420,619	$418,616

DEPOSITS
(In thousands)

2011	2010	2009	2008	2007
$837,385	$758,152	$633,582	$576,722	$567,459

TOTAL EQUITY
(In thousands)

2011	2010	2009	2008	2007
$179,966	$175,992	$173,164	$172,355	$184,598

TOTAL ASSETS
(In thousands)

2011	2010	2009	2008	2007
$1,122,633	$1,067,707	$959,770	$899,056	$805,042

Table of Contents

Clifton Savings Bancorp, Inc.

Clifton Savings Bancorp, Inc., headquartered in Clifton, New Jersey, is the holding company for Clifton Savings Bank. A majority of the outstanding shares of Clifton Savings Bancorp's common stock is owned by Clifton MHC, the mutual holding company of Clifton Savings Bank. Clifton Savings Bank operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its main office and eleven full-service banking offices in northeast New Jersey. Clifton Savings Bank has one wholly owned subsidiary, Botany Inc., a New Jersey corporation which serves as an investment company.

To Our Shareholders

We are pleased to report our strong results for the year ended March 31, 2011. These results reflect our trademark common sense with which we have been able to weather financial storms since we were founded in 1928. We have a long-term approach to banking and never look to make short-term gains. Specifically, for our year ended March 31, 2011:

- Total assets increased by 5.1% to $1.12 billion;
- Average interest-earning assets increased by 9.8% to $1.05 billion;
- Net interest income increased by $3.7 million, or 16.8%;
- Net income increased 39.9% to $8.81 million;
- Cash dividends paid increased by 20% to $0.24 per common share;
- Basic and diluted earnings per common share increased by 41.7% to $0.34; and
- Deposits increased by 10.5% to $837.4 million.

In other positive developments, we opened two new branches, in Lyndhurst and in Woodland Park, during the year ended March 31, 2011. These branches have been very well received by those communities. During the same period, we consolidated our Botany Village branch into our newer and more accessible Lakeview branch. We now operate a network of 12 modern, well-situated branches, all within our core market area.

We are also proud that our nonperforming assets are just 0.30% of our total assets as of March 31, 2011 – one of the lowest, if not the lowest, ratios of nonperforming assets to total assets of any financial institution in New Jersey. As reported by Sterne Agee in a report on publicly traded New Jersey depository institutions published in February 2011, the New Jersey average was 3.21% and the New Jersey median was 2.66%.

Another important indicator of our success is that in recent statistics published by Boenning & Scattergood in April 2011, our total risk-based capital ratio of 42.6% as of December 31, 2010, exceeded that of all public banks and all public thrifts in New Jersey.

A Hands-on Management

We back up our traditional, commonsense approach by running a very "hands-on" ship. In addition to the monthly meetings of the board, committees of the seven-member board meet weekly with management. We are also active in the community, evaluating prospective real estate properties to ensure that any investments we make are safe and sound and meet our conservative lending guidelines.

Asset Quality

Marking the confidence we have in the loans we originate is the fact that we haven't sold any. Moreover, the quality of our investments is strong. We have invested prudently in quality securities to fill the gap caused by the drop in loans to purchasers over the last several years. And we have not yielded to the temptation of higher returns offered by riskier securities. The Bank's investment portfolio consists solely of U.S. Government agency securities and mortgage-backed securities guaranteed by the public government-sponsored enterprises (GSEs). We have no "private label" securities in our portfolio.

Where We Stand

Though we were pleased with our overall results for the year, we were disappointed to encounter a regulatory setback when we applied to become a totally public company on December 15, 2010. In February 2011, we postponed the processing of our application after the Office of Thrift Supervision (OTS) notified us that we needed to improve our lending to low- and moderate-income borrowers and neighborhoods.

Until now, our record of lending to low- and moderate-income borrowers and neighborhoods has been consistent with our fair, conservative guidelines. Our practice differs from that of our competitors, the top 20 nationwide mortgage lenders and very large financial institutions who currently grant 58% of the loans in our assessment area, according to our Community Reinvestment Act performance evaluation prepared by the OTS and dated as of December 27, 2010. As a result, we were being evaluated against the lending practices of those large banks that were responsible for many of the foreclosures in our area, as well as nationally. As Boenning & Scattergood write in the *Eastern Regional Bank and Thrift Review*, "The mortgage loan mess that was driven by the larger banks is still playing itself out in politics and in the courts." And regrettably, it is still "playing out" in the entire banking industry.

At the behest of the OTS, we have increased our lending to the low- and moderate-income borrowers and neighborhoods in a safe and sound manner. We have advised the OTS of our efforts and are waiting for the agency to review our efforts so that we can proceed with our pending application to convert fully. The OTS will become defunct on July 21, 2011. After that, the review of our application will be done by our new regulator, the Office of the Comptroller of the Currency (OCC). We will continue to process our application to become totally public after our regulator confirms that we may proceed with the application due to improved CRA performance, believing firmly that the full conversion to a public bank is in the best interests of our shareholders.

Aside from requiring improved lending in low- and moderate-income neighborhoods, the OTS evaluation found:

1. Our loan-to-deposit ratio was reasonable;
2. Our community development performance responded strongly to affordable housing needs;
3. Our origination of a substantial majority of total loans within the assessment area demonstrated a good commitment to meeting community needs; and
4. We had a strong record of providing initiatives for low- and moderate-income populations in the assessment area.

Complementing these positive findings, the evaluation also found no written complaints or violations of the substantive provisions of law or regulations prohibiting discrimination or other illegal credit practices.

Increasing Shareholder Value

In fiscal 2011, we repurchased 298,000 shares of Company common stock. We believe that the continuation of our repurchase program, which we initiated in 2005, is an effective use of our capital and will increase shareholder value. In completing our ninth repurchase plan since becoming public in 2004, we have now acquired a total of 4.9 million shares at an average cost of $10.73 per share. At March 31, 2011, there were approximately 26,137,000 shares of common stock outstanding. As of March 31, 2011, we have also paid 28 consecutive quarterly dividends since becoming public in March of 2004.

We back up our traditional, commonsense approach by running a very "hands-on" ship. In addition to the monthly meetings of the board, committees of the seven-member board meet weekly with management.

Our Loan Portfolio

We have almost 2,250 loans in our portfolio. Reflecting the slowdown in real estate sales regionally as well as nationally, our net loans decreased by 7.5%, from $477.5 million as of March 31, 2010, to $441.7 million as of March 31, 2011.

We ensure that we maintain a healthy base of residential loans through our community reinvestment area, which extends to six New Jersey counties. Under this program, we offer reduced-interest mortgage rates to first-time home buyers and to low- and moderate-income buyers.

Our Branches

With the creation of new branches in Lyndhurst and Woodland Park, and the consolidation of two of our Clifton branches, we now have a network of 12 personally oriented, efficient branches throughout our banking area. In addition to standard conveniences such as ATMs and drive-up window service at many of our branches, we also offer extended hours.

We believe our community-based focus is attractive to our customers and distinguishes us from the large regional banks that operate in our market area. We intend to maintain this focus as we grow. Our approach continues to earn us favorable public responses and others' validation of our Bank.

"All Star" Recognition

During the past fiscal year, Clifton Savings Bancorp, Inc., was again named by Sandler O'Neill + Partners, L.P., to its "Sm-All Stars" Class of 2010. Clifton was one of ten alumni welcomed back from the Class of 2009. In addition, this exclusive fraternity includes only seven additional members from past years along with 15 new members. The objective of the list is to pick the top performing small-cap banks and thrifts in the nation and expose them before they are discovered by the rest of the world.

All 503 publicly traded banks and thrifts with a market cap of less than $2 billion were included in the evaluation. The screening methodology eliminated 471, or 94%, of the institutions being evaluated. Clifton was the only thrift or bank in New Jersey selected.

Serving Our Community

At Clifton Savings, personal banking is still personal. When you call during business hours, you will discover a real person answers our phones and helps you get the banking information you want. And at the end of the business day, you can still reach us through our 24-hour *FastBanking* service. We also provide small-business checking accounts, specifically designed to give business customers low-cost, unlimited check writing coupled with our friendly neighborhood service and convenience. And we provide Internet banking, which enables depositors to check their accounts 24 hours a day.

Meriting Your Confidence

We are grateful to our shareholders, borrowers, depositors and employees for the confidence they have placed in us. We assure you that our personal, commonsense approach will continue to merit that confidence as we move forward, maintaining the fundamental direction that has served us well for more than 80 years.

John A. Celentano, Jr.
Chairman of the Board and Chief Executive Officer

Walter Celuch
President and Corporate Secretary

Selected Consolidated Financial and Other Data

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Clifton Savings Bancorp, Inc., including its subsidiary, Clifton Savings Bank and Clifton Savings Bank's subsidiary, Botany Inc., for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Clifton Savings Bancorp, Inc., appearing later in this annual report.

Financial Condition Data	2011	2010	At March 31, 2009	2008	2007
			(Dollars in thousands)		
Total assets	$1,122,633	$1,067,707	$959,770	$899,056	$805,042
Loans receivable, net	441,746	477,516	468,500	420,619	418,616
Cash and cash equivalents	58,069	33,461	51,126	52,231	41,105
Securities	571,059	507,913	394,374	380,878	305,860
Deposits	837,385	758,152	633,582	576,722	567,459
FHLB advances	95,668	123,737	144,272	142,306	45,346
Total stockholders' equity	179,966	175,992	173,164	172,355	184,598

Operating Data	2011	2010	Year Ended March 31, 2009	2008	2007
			(Dollars in thousands, except per share data)		
Interest income	$44,940	$44,956	$44,401	$38,570	$37,520
Interest expense	19,245	22,966	25,939	24,485	21,600
Net interest income	25,695	21,990	18,462	14,085	15,920
Provision for loan losses	102	433	260	90	90
Net interest income after provision for loan losses	25,953	21,557	18,202	13,995	15,830
Noninterest income (excluding gains and losses)	1,107	1,136	1,150	1,138	373
Net gain on sale and disposal of premises and equipment	327	-	-	-	-
Loss on write-down of land for sale	(397)	-	-	-	-
Gain on sale of securities	872	-	-	-	-
Noninterest expenses	13,814	13,250	11,852	12,125	12,380
Income before income taxes	13,688	9,443	7,500	3,008	3,823
Income taxes	4,876	3,146	2,364	636	1,351
Net income	$ 8,812	$ 6,297	$ 5,136	$ 2,372	$ 2,472
Basic and diluted earnings per share	$ 0.34	$ 0.24	$ 0.20	$ 0.09	$ 0.09

Performance Ratios	2011	At or For the Year Ended March 31, 2010	2009	2008	2007
Return on average assets	0.79%	0.62%	0.56%	0.29%	0.30%
Return on average equity	4.97%	3.60%	3.01%	1.34%	1.29%
Interest rate spread (1)	2.20%	1.96%	1.59%	1.09%	1.23%
Net interest margin (2)	2.46%	2.31%	2.12%	1.82%	2.01%
Noninterest expense to average assets	1.24%	1.30%	1.29%	1.49%	1.51%
Efficiency ratio (3)	50.04%	57.29%	60.43%	79.65%	75.98%
Average interest-earning assets to average interest-bearing liabilities	1.14x	1.14x	1.18x	1.23x	1.29x
Average equity to average assets	15.96%	17.10%	18.51%	21.65%	23.49%
Basic and diluted earnings per share	$0.34	$0.24	$0.20	$0.09	$0.09
Dividends per share (4)	$0.24	$0.20	$0.20	$0.20	$0.20
Dividend payout ratio (4)	23.90%	28.98%	36.45%	86.97%	96.48%

Capital Ratios (5)					
Core (tier 1) capital	14.12%	14.52%	15.61%	16.71%	18.27%
Tier 1 risk-based capital	41.37%	40.91%	41.56%	44.58%	46.27%
Total risk-based capital	41.86%	41.45%	42.04%	45.02%	46.70%

Asset Quality Ratios					
Allowance for loan losses as a percent of total gross loans	0.42%	0.43%	0.36%	0.34%	0.32%
Allowance for loan losses as a percent of nonperforming loans	58.55%	83.27%	195.40%	543.40%	523.26%
Net charge-offs to average outstanding loans during the period	0.06%	0.02%	0.00%	0.00%	0.00%
Nonperforming loans as a percent of total gross loans	0.72%	0.51%	0.19%	0.06%	0.06%
Nonperforming assets as a percent of total assets	0.30%	0.23%	0.09%	0.03%	0.03%

Other Data					
Number of: Real estate loans outstanding	2,248	2,376	2,373	2,250	2,284
Deposit accounts	33,368	33,277	32,249	32,633	34,410
Full-service customer service facilities	12	11	10	10	10

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, including gains or losses on the sale of assets.
(4) Reflects only shares of common stock held by stockholders other than Clifton MHC.
(5) Ratios are for Clifton Savings Bank only.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help you understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear later in this annual report.

This section contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, but rather are statements based on Clifton Savings Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Clifton Savings Bancorp operates, as well as nationwide, Clifton Savings Bancorp's ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Clifton Savings Bancorp assumes no obligation to update any forward-looking statements.

Operating Strategy

We are a retail-oriented financial institution dedicated to serving the needs of customers in our primary market area. We have a long tradition of focusing on the needs of consumers in our community and being an active corporate citizen. We deliver personalized service and respond with flexibility to customer needs, and we believe our community orientation is attractive to our customers and distinguishes us from the large regional banks and other financial institutions that operate in our market area. We intend to maintain this focus as we grow.

Retail Products. We seek deposits primarily from our customers in Passaic and Bergen Counties, New Jersey, where our branch offices are located. Our retail deposit products include savings accounts, non-interest and interest bearing checking accounts, money market accounts and certificates of deposit. We intend to increase our future deposits by continuing to offer exceptional customer service, competitive rates, as well as by enhancing and expanding our branch network.

Lending Products. We primarily originate owner occupied one- to four-family mortgage loans in our market area, which consists of Passaic, Bergen, Essex, Morris, Hudson and Union Counties in New Jersey. To a much lesser extent, we also originate multi-family and commercial real estate loans, second mortgage and home equity loans, construction to permanent loans and passbook consumer loans. We utilize conservative underwriting strategies for all of our lending products. We originate loans solely for our own portfolio, rather than for sale, and we service all of the loans we originate. To a limited extent, we also purchase loans for our portfolio. We review each loan we purchase using the same conservative underwriting procedures we rely on when originating own loans.

Cost Control. We are very effective at managing our costs of operations. For the year ended March 31, 2011, our efficiency ratio was 50.0%, meaning that it costs $0.50 in overhead to produce one dollar of revenue. We have efficiently staffed our branch offices and carefully monitor our operating expenses. In addition, our one- to four-family lending strategy and our effective management of credit risk in our enterprise allows us to service our loan portfolio at efficient levels because it costs less to service a portfolio of performing loans.

Asset Quality. We use underwriting standards that are designed to limit our exposure to credit risk, and we have a loan portfolio that primarily consists of owner-occupied, one- to four-family loans. At March 31, 2011, our nonperforming loans as a percentage of total assets were 0.29%.

Capital. Our capital ratios are well in excess of the well-capitalized standards set by the Office of Thrift Supervision. We believe that maintaining a strong capital position safeguards the long-term interests of Clifton Savings Bank and our stockholders.

Income. We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income (which is the income that we earn on our loans and investments) and interest expense (which is the interest that we pay on our deposits and borrowings).

To a much lesser extent, we also recognize pre-tax income from fee and service charge income – the compensation we receive from providing products and services, and the increase in the cash surrender value of bank owned life insurance. Most of our fee and service charge income comes from service charges on deposit accounts and fees for late loan payments. We also earn fee and service charge income from ATM charges and other fees and charges. The cash surrender value of bank owned life insurance is recorded in the consolidated statement of financial condition as an asset and the change in cash surrender value is recorded as non-interest income.

Expenses. The expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy expenses, equipment expenses, directors' compensation, advertising expenses, legal expenses, federal deposit insurance premiums and other miscellaneous expenses.

Salary and employee benefits expenses consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for retirement and other employee benefits. Occupancy expenses, which are the fixed and variable costs of building and related equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities. Equipment expenses include fees paid to our third-party data processing service, telephone expense and expenses and depreciation charges related to premises and banking equipment. Depreciation of premises and banking equipment is computed using the straight-line method based on the useful lives of the related assets. Estimated lives are 5 to 40 years for building and improvements, 5 to 20 years for land improvements and 2 to 10 years for furnishings and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Other miscellaneous expenses include expenses for accountants and consultants, charitable contributions, insurance, office supplies, printing, postage and other miscellaneous operating expenses.

Critical Accounting Policies

In reviewing and understanding financial information for Clifton Savings Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements included elsewhere in this annual report. These policies are described in Note 1 of the notes to our consolidated financial statements. The accounting and financial reporting policies of Clifton Savings Bancorp conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which we believe to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented.

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the determination of the liabilities and expenses on our defined benefit plans, and the determination of the amount of deferred income tax assets which are more likely than not to be realized.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Our methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. The general valuation allowance represents a loss allowance which has been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. Risk factors are based on our historical loss experience and may be adjusted for significant current factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews the adequacy of our allowance for loan losses. That agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets are inherently subjective and are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance that results in additional income tax expense in the period in which it is recognized would negatively affect earnings. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Defined Benefit Plans. The liabilities and expenses for our defined benefit plans are based upon actuarial assumptions of future events, including interest rates, rates of increase in compensation and the length of time we will have to provide those benefits. Actual results may differ from these assumptions. These assumptions are reviewed and updated annually and management believes the estimates are reasonable.

Balance Sheet Analysis

General. Total assets increased $54.9 million, or 5.1%, to $1.12 billion at March 31, 2011 from $1.07 billion at March 31, 2010. Loans receivable, net, decreased $35.8 million, or 7.5%, from $477.5 million at March 31, 2010 to $441.7 million at March 31, 2011. The decrease during the year ended March 31, 2011 resulted primarily from repayment levels on loans exceeding origination volume. The largest decrease in the loan portfolio was in one-to four-family real estate loans which decreased $35.4 million, or 8.0%. Securities increased $63.2 million, or 12.4%, to $571.1 million at March 31, 2011 from $507.9 million at March 31, 2010 due to the funds generated from the increase in deposits being primarily invested into these types of products. Bank owned life insurance increased by $3.9 million to $26.7 million at March 31, 2011 from $22.8 million at March 31, 2010.

Clifton Savings Bank determined that it is in its best interest to recover and/or offset certain costs associated with employee benefit programs sponsored by Clifton Savings Bank as well as provide selected management with pre-retirement supplemental death benefits, and that bank owned life insurance would be an effective vehicle to accomplish such cost recoveries. The benefit costs to be recovered include Clifton Savings Bank's annual group medical insurance expenses. Management projected the future costs of such benefits on an "after-tax" basis using conservative assumptions regarding future increases. There are regulatory limitations on the amount of bank owned life insurance that can be purchased. Based upon Clifton Savings Bank's Tier 1 regulatory capital at March 31, 2011, Clifton Savings Bank's ownership of $26.7 million of bank owned life insurance did not exceed its regulatory maximum of $39.9 million. Other assets increased approximately $1.3 million for the year ended March 31, 2011 primarily due to the transfer from premises and equipment of land held for sale which totaled $760,000 at March 31, 2011. Deposits increased $79.2 million, or 10.5%, to $837.4 million at March 31, 2011 from $758.2 million at March 31, 2010.

Total assets increased $107.9 million, or 11.2%, to $1.07 billion at March 31, 2010 from $959.8 million at March 31, 2009. Loans receivable, net, increased $9.0 million, or 1.9%, from $468.5 million at March 31, 2009 to $477.5 million at March 31, 2010. Securities increased $113.5 million to $507.9 million at March 31, 2010 from $394.4 million at March 31, 2009 due to purchases of securities totaling $276.8 million, partially offset by maturities, calls and repayments totaling $163.7 million. Asset growth was funded through increases in deposits of $124.6 million, or 19.7%, to $758.2 million at March 31, 2010 from $633.6 million at March 31, 2009. Other assets increased approximately $2.4 million for the year ended March 31, 2010 primarily due to an increase of $2.3 million in prepaid FDIC insurance.

Clifton Savings Bancorp has repurchased 4.9 million shares of its stock in conjunction with its repurchase programs since its initial public offering. All repurchased stock is carried on Clifton Savings Bancorp's balance sheet as treasury stock. Clifton Savings Bancorp has repurchased stock because it has had the capital to do so and believed it was a good investment given the price at which Clifton Savings Bancorp's stock has traded.

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, and to a much lesser extent, multi-family and commercial real estate and construction loans. At March 31, 2011, real estate mortgage and construction loans totaled $432.9 million, or 97.3% of total loans, compared to $466.5 million, or 97.2% of total loans, at March 31, 2010. The decrease in these loans during the year ended March 31, 2011 was due to repayment levels on loans exceeding origination volume.

At March 31, 2010, real estate mortgage and construction loans totaled $466.5 million, or 97.2% of total loans compared to $453.7 million, or 96.6% of total loans at March 31, 2009, and $406.0 million, or 96.3% of total loans at March 31, 2008. The increase in these loans during the year ended March 31, 2010 was due to continued competitive pricing and consistent loan origination volume, along with the purchase of $2.9 million in loans, all of which are secured by residential real estate properties located within the State of New Jersey.

At March 31, 2011, the outstanding balance of loans which were purchased and are serviced by other institutions totaled $29.2 million.

The largest segment of our mortgage loan portfolio is one- to four-family loans. At March 31, 2011 and 2010, one- to four-family loans totaled $405.6 and $441.0 million, respectively, and represented 93.7% and 94.5% of total real estate loans and 91.2% and 91.9% of total loans, respectively. One- to four-family mortgage loans decreased $35.4 million, or 8.0%, during the year ended March 31, 2011 and increased $10.0 million, or 2.3%, during the year ended March 31, 2010.

To a much lesser extent, we originate multi-family and commercial real estate loans, which totaled $24.8 million and $24.6 million, and represented 5.6% and 5.1% of total loans as of March 31, 2011 and March 31, 2010, respectively. Multi-family and commercial real estate loans increased $259,000, or 1.1%, during the year ended March 31, 2011 and increased $2.7 million, or 12.3%, during the year ended March 31, 2010.

We also originate consumer loans which include second mortgage loans, loans secured by passbook or certificate accounts and home equity lines of credit. Consumer loans totaled $11.5 million and $13.1 million and represented 2.6% and 2.7% of total loans at March 31, 2011 and 2010, respectively.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,					
	2011		2010		2009	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:						
One- to four-family	$405,595	91.16%	$441,018	91.90%	$431,055	91.82%
Multi-family and commercial	24,834	5.58	24,575	5.12	21,886	4.66
Construction	2,454	0.55	863	0.18	750	0.16
Total real estate loans	432,883	97.29	466,456	97.20	453,691	96.64
Consumer loans:						
Second mortgage loans	8,602	1.93	10,454	2.18	13,055	2.78
Passbook or certificate loans	967	0.22	1,004	0.21	1,149	0.25
Equity lines of credit	1,949	0.44	1,684	0.35	1,259	0.27
Total consumer loans	11,518	2.59	13,142	2.74	15,463	3.30
Other loans	555	0.12	300	0.06	295	0.06
Total gross loans	444,956	100.00%	479,898	100.00%	469,449	100.00%
Loans in process	(931)		(537)		(143)	
Net premiums and discounts and deferred loan fees (costs)	(399)		205		894	
Allowance for loan losses	(1,880)		(2,050)		(1,700)	
Total loans receivable, net	$441,746		$477,516		$468,500	

	At March 31,			
	2008		2007	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Real estate loans:				
One- to four-family	$388,378	92.15%	$388,603	92.73%
Multi-family and commercial	15,993	3.79	13,890	3.31
Construction	1,630	0.39	1,994	0.48
Total real estate loans	406,001	96.33	404,487	96.52
Consumer loans:				
Second mortgage loans	13,458	3.19	12,187	2.91
Passbook or certificate loans	1,110	0.26	1,251	0.30
Equity lines of credit	617	0.15	859	0.20
Total consumer loans	15,185	3.60	14,297	3.41
Other loans	295	0.07	290	0.07
Total gross loans	421,481	100.00%	419,074	100.00%
Loans in process	(349)		(227)	
Net premiums and discounts and deferred loan fees (costs)	927		1,119	
Allowance for loan losses	(1,440)		(1,350)	
Total loans receivable, net	$420,619		$418,616	

The following tables set forth certain information at March 31, 2011 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	At March 31, 2011					
(In thousands)	One- to Four-Family Real Estate	Multi-Family and Commercial Real Estate	Construction	Consumer Loans	Other Loans	Total Loans
Amounts due in:						
One year or less	$ 215	$ -	$ 2,025	$ 981	$ 500	$ 3,721
More than one to three years	822	-	429	220	25	1,496
More than three to five years	1,547	-	-	460	30	2,037
More than five to ten years	51,786	683	-	2,925	-	55,394
More than ten to fifteen years	75,796	9,648	-	2,941	-	88,385
More than fifteen years	275,429	14,503	-	3,991	-	293,923
Total	$ 405,595	$ 24,834	$ 2,454	$ 11,518	$ 555	$ 444,956

The following table sets forth the dollar amount of all loans at March 31, 2011 that are due after March 31, 2012, respectively, and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process and net premiums and discounts and deferred loan fees (costs), and includes $3.2 million of nonperforming loans at March 31, 2011.

(In thousands)	Fixed-Rates	Floating or Adjustable-Rates	Total at March 31, 2011
Real estate loans:			
One- to four-family	$325,641	$79,739	$405,380
Multi-family and commercial	8,226	16,608	24,834
Construction	429	-	429
Consumer loans	8,588	1,949	10,537
Other loans	55	-	55
Total	$342,939	$98,296	$441,235

The following table sets forth loan origination and purchase and sale activity. There was a transfer of $186,000 to real estate owned during the year ended March 31, 2011. There were no transfers to real estate owned during any of the other periods presented.

(Dollars in thousands)	Year Ended March 31,				
	2011	2010	2009	2008	2007
Total gross loans at beginning of period	$479,898	$469,449	$421,481	$419,074	$405,429
Originations:					
Real estate loans:					
One- to four-family	54,571	95,119	93,976	37,212	46,780
Multi-family	1,025	2,650	2,758	3,076	1,430
Commercial	550	1,718	5,281	670	1,310
Construction	1,985	2,373	750	1,150	461
Total real estate loans	58,131	101,860	102,765	42,108	49,981
Consumer loans:					
Home equity lines of credit	975	1,028	1,115	578	574
Second mortgage loans	1,025	1,144	2,705	3,776	6,823
Passbook or certificate loans	293	491	307	759	749
Total consumer loans	2,293	2,663	4,127	5,113	8,146
Other loans	275	30	—	5	—
Total loans originated	60,699	104,553	106,892	47,226	58,127
Loans purchased	1,774	2,916	4,592	11,091	3,884
Principal payments and repayments	(97,415)	(97,020)	(63,516)	(55,910)	(48,366)
Total gross loans at end of period	$444,956	$479,898	$469,449	$421,481	$419,074

Securities. Our securities portfolio consists primarily of Federal agency debt securities with maturities of fifteen years or less and mortgage-backed securities with stated final maturities of thirty years or less. At March 31, 2011, securities increased $63.2 million, or 12.4%, to $571.1 million from $507.9 million at March 31, 2010. Securities increased $113.5 million, or 28.8%, in the year ended March 31, 2010. The increase for both years was the result of the funds generated from the increase in deposits being mainly invested into these types of securities. All of our mortgage-backed securities were issued by either the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Governmental National Mortgage Association.

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated.

(In thousands)	At March 31, 2011 Amortized Cost	2011 Fair Value	2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value
Securities available-for-sale:						
Federal agency debt securities:						
Federal National Mortgage Association	$ 5,000	$ 4,996	$15,000	$15,062	$10,000	$10,037
Federal Home Loan Mortgage Corporation	5,000	5,006	—	—	—	—
	10,000	10,002	15,000	15,062	10,000	10,037
Mortgage-backed securities:						
Federal National Mortgage Association	16,069	17,108	30,378	32,121	41,695	43,299
Federal Home Loan Mortgage Corporation	10,151	10,829	23,561	24,960	33,357	34,823
	26,220	27,937	53,939	57,081	75,052	78,122
Total securities available-for-sale	$ 36,220	$37,939	$68,939	$72,143	$85,052	$88,159
Securities held-to-maturity:						
Federal agency debt securities:						
Federal National Mortgage Association	$114,949	$112,856	$76,209	$76,079	$20,000	$20,136
Federal Home Loan Mortgage Corporation	39,905	39,258	40,000	39,988	24,997	25,380
Federal Home Loan Banks	68,574	66,543	43,760	43,444	30,000	30,238
Federal Farm Credit Banks	10,000	10,050	—	—	—	—
	233,428	228,707	159,969	159,511	74,997	75,754
Mortgage-backed securities:						
Federal National Mortgage Association	120,439	123,977	104,023	107,229	59,317	61,774
Federal Home Loan Mortgage Corporation	130,980	135,059	112,501	118,054	136,570	141,969
Governmental National Mortgage Association	48,273	49,925	59,277	60,253	35,331	36,430
	299,692	308,961	275,801	285,536	231,218	240,173
Total securities held-to-maturity	$533,120	$537,668	$435,770	$445,047	$306,215	$315,927
Total	$569,340	$575,607	$504,709	$517,190	$391,267	$404,086

At March 31, 2011, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital on that date.

The following table sets forth the contractual maturities and weighted average yields of securities at March 31, 2011. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These annual repricings are not reflected in the table below. At March 31, 2011, the amortized cost of mortgage-backed securities with adjustable rates totaled $13.9 million. We had no tax-exempt securities at March 31, 2011. In addition, at March 31, 2011, we did not have any securities with maturities of less than one year.

	More Than One Year to Five Years		More Than Five Years to Ten Years		More Than Ten Years		Total	
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities available for sale:								
Federal agency debt securities:								
Federal National Mortgage Association	$ 5,000	1.50%	$ -	- %	$ -	- %	$ 5,000	1.50%
Federal Home Loan Banks	5,000	2.15	-	-	-	-	5,000	2.15
Mortgage-backed securities:								
Federal National Mortgage Association	-	-	4,708	4.51	11,361	5.09	16,069	4.92
Federal Home Loan Mortgage Corporation	-	-	5,138	5.01	5,013	5.58	10,151	5.29
	10,000	1.83	9,846	4.77	16,374	5.24	36,220	4.17
Securities held to maturity:								
Federal agency debt securities:								
Federal National Mortgage Association	40,000	2.52	24,985	2.59	49,964	2.70	114,949	2.62
Federal Home Loan Mortgage Corporation	5,000	3.05	14,979	3.00	19,926	2.64	39,905	2.83
Federal Home Loan Banks	29,750	1.73	15,000	3.45	23,824	3.11	68,574	2.59
Federal Farm Credit Banks	10,000	2.31	-	-	-	-	10,000	2.31
Mortgage-backed securities:								
Federal National Mortgage Association	48	6.01	1,871	5.27	118,520	4.54	120,439	4.55
Federal Home Loan Mortgage Corporation	78	7.12	10,655	4.67	120,247	4.52	130,980	4.54
Governmental National Mortgage Association	-	-	98	3.38	48,175	4.45	48,273	4.45
	84,876	2.26	67,588	3.27	380,656	4.09	533,120	3.70
Total	$94,876	2.12%	$77,434	3.46%	$397,030	4.14%	$569,340	3.73%

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of non-interest-bearing demand, NOW accounts, which include high yield (Crystal) checking, passbook and statement savings, club, money market and certificates of deposit. These deposits are provided primarily by individuals within our market area. We do not use brokered deposits as a source of funding. Deposits increased $79.2 million, or 10.5%, to $837.4 million at March 31, 2011 from $758.2 million at March 31, 2010. Deposits increased $124.6 million, or 19.7%, in the year ended March 31, 2010. The increase in deposits during the year ended March 31, 2011 was primarily the result of competitive pricing and the opening of two new branches in Lyndhurst and Woodland Park, New Jersey during the past year. The increase in deposits during the year ended March 31, 2010 was primarily the result of competitive pricing and the opening of our Fair Lawn, New Jersey branch.

The following table sets forth the balances of our deposit products at the dates indicated.

	At March 31,					
	2011		2010		2009	
(In thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand accounts:						
Non-interest-bearing	$ 8,249	0.00%	$ 6,828	0.00%	$ 5,263	0.00%
Crystal Checking	14,881	0.65	12,273	1.15	11,666	1.50
NOW	19,728	0.40	18,591	0.50	17,363	0.65
Super NOW	191	0.50	93	0.60	98	0.75
Money market	20,941	0.50	21,755	1.05	20,541	1.34
	63,990	0.44	59,540	0.78	54,931	1.03
Savings and club accounts	119,318	0.51	102,771	1.01	91,948	1.04
Certificates of deposit	654,077	1.88	595,841	2.31	486,703	3.77
Total Deposits	$837,385	1.57%	$758,152	2.01%	$633,582	3.14%

The following table sets forth the time deposits classified by rates at the dates indicated.

	At March 31,		
(Dollars in thousands)	2011	2010	2009
0.00 — 1.00%	$ 143,634	$ —	$ —
1.01 — 2.00%	202,227	260,010	3,090
2.01 — 3.00%	233,629	213,888	92,072
3.01 — 4.00%	56,482	81,247	191,614
4.01 — 5.00%	15,543	23,627	139,991
5.01 — 6.00%	2,562	17,069	59,936
Total	$ 654,077	$595,841	$486,703

The following table sets forth the amount and maturities of time deposits classified by rates at March 31, 2011.

	Amount Due					
(Dollars in thousands)	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
0.00 — 1.00%	$ 141,454	$ 2,180	$ -	$ -	$ 143,634	21.96%
1.01 — 2.00%	106,237	88,459	7,531	-	202,227	30.92
2.01 — 3.00%	79,732	68,824	49,925	35,148	233,629	35.72
3.01 — 4.00%	4,565	35,663	6,749	9,505	56,482	8.63
4.01 — 5.00%	12,074	3,469	-	-	15,543	2.38
5.01 — 6.00%	2,562	-	-	-	2,562	0.39
Total	$ 346,624	$ 198,595	$ 64,205	$ 44,653	$ 654,077	100.00%

The following table sets forth deposit activity for the periods indicated.

	Year Ended March 31,		
(In thousands)	2011	2010	2009
Beginning balance	$758,152	$633,582	$576,722
Increase before interest credited	64,450	106,880	36,754
Interest credited	14,783	17,690	20,106
Net increase in deposits	79,233	124,570	56,860
Ending balance	$837,385	$758,152	$633,582

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2011. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period at March 31, 2011	Jumbo Certificates of Deposit
	(In thousands)
Three months or less	$ 38,922
Over three through six months	28,401
Over six through twelve months	38,607
Over twelve months	124,091
Total	$ 230,021

Borrowings. To supplement deposits as a source for lending and investment activities, Clifton Savings Bank may borrow funds from the Federal Home Loan Bank of New York, Bank of America or PNC Capital Markets. Historically, the cash flows from deposit and other daily activities have been sufficient to meet day-to-day funding obligations, with only the occasional need to borrow on a short- term basis from our overnight advance program with the Federal Home Loan Bank. However, as part of our leveraging strategy originally implemented during the year ended March 31, 2005, we again began to borrow from the Federal Home Loan Bank in November 2007 through June 2008 to simultaneously invest into higher yielding mortgage-backed securities. All of the outstanding borrowings as of March 31, 2011were made in connection with those previous leverage strategies, except a $5.0 million borrowing which was restructured during the year ended March 31, 2011.

The following table presents certain information regarding our Federal Home Loan Bank of New York advances during the periods and at the dates indicated. We had no other outstanding borrowings at any of the dates indicated. For additional information regarding borrowing maturities, see Note 9 of the notes to the consolidated financial statements included in this annual report.

(Dollars in thousands)	Year Ended March 31, 2011	2010	2009
Maximum amount of advances outstanding at any month end during the period	$123,119	$143,588	$162,329
Average advances outstanding during the period	$113,746	$137,965	$149,468
Weighted average interest rate during the period	3.85%	3.83%	3.91%
Balance outstanding at end of period	$ 95,668	$123,737	$144,272
Weighted average interest rate at end of period	3.82%	3.86%	3.85%

Results of Operations for the Years Ended March 31, 2011, 2010 and 2009

Overview.

2011 v. 2010. Net income increased primarily due to an increase in net interest income of $3.7 million, a gain of $872,000 on the sale of securities, a $327,000 net gain on the sale and disposal of premises and equipment, coupled with a decrease of $331,000 in provision for loan losses, which was partially offset by a $397,000 loss on the write-down of land held for sale, an increase of $564,000 in noninterest expenses and an increase of $1.7 million in income tax expense.

2010 v. 2009. Net income increased primarily due to an increase in net interest income as a result of an increase in the interest rate spread from 1.59% in 2009 to 1.96% in 2010, partially offset by increases in provision for loan losses, non-interest expenses and income tax expense.

Net Interest Income.

2011 v. 2010. Net interest income increased $3.7 million, or 16.8%, to $25.7 million for 2011. The increase in net interest income for 2011 was attributable to a 24 basis point increase in the interest rate spread which was due to a decrease of 66 basis points in the cost of interest-bearing liabilities, partially offset by a decrease of 42 basis points in the yield earned on interest-earning assets.

Total interest income decreased $16,000, or 0.04%, to $44.9 million for 2011, resulting from the decrease in the average yield on these assets partially offset by an increase in the average balance of interest-earning assets. During 2011, the balance of average interest-earning assets increased $93.0 million, or 9.8%, while the average yield on interest-earning assets decreased 42 basis points to 4.30%. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The increase in average interest-earning assets was primarily due to increases of $4.5 million in mortgage-backed securities, and $110.2 million in investment securities, partially offset by a decrease of $20.3 million in loans, and $1.4 million in other interest-earning assets. Interest on investment securities increased by 95.8% primarily due to the redeployment of funds from the growth in deposits into these types of interest-earning assets. Interest on loans, mortgage-backed securities and other interest-earning assets decreased by 7.0%. Interest on loans and other interest-earning assets decreased as both the average balances and yields earned on these types of assets decreased. The average balance of mortgage-backed securities increased slightly but interest income decreased as the increase in balance was outweighed by the decrease in the average yield earned on these types of assets.

Total interest expense decreased $3.7 million, or 16.2%, to $19.2 million for 2011 due to a decrease in the average interest rate paid on interest-bearing liabilities of 66 basis points to 2.10%, partially offset by an increase of $84.4 million, or 10.1%, in the balance of average interest-bearing liabilities.

2010 v. 2009. Net interest income increased $3.5 million, or 18.9%, to $22.0 million for 2010. The increase in net interest income for 2010 was attributable to a 37 basis point increase in the interest rate spread which was due to a decrease of 76 basis points in the cost of interest-bearing liabilities, partially offset by a decrease of 39 basis points in the yield earned on interest-earning assets.

Total interest income increased $555,000 or 1.2%, to $45.0 million for 2010, resulting from an increase in the balance of interest-earning assets, as the average yield on these assets decreased for the period. During 2010, the balance of average interest-earning assets increased $83.4 million, or 9.6%, while the average yield on interest-earning assets decreased 39 basis points to 4.72%. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The increase in average interest-earning assets was primarily due to increases of $25.6 million in loans, $28.1 million in mortgage-backed securities, and $35.1 million in investment securities, partially offset by a decrease of $5.4 million in other interest-earning assets. Interest on loans and mortgage-backed securities increased by 3.1% due to the redeployment of calls and maturities of investment securities and the decrease in other interest-earning assets into higher yielding assets. Interest on investment securities and other interest-earning assets decreased by 16.5% due to a significant decrease in yield.

Total interest expense decreased $3.0 million, or 11.5%, to $23.0 million for 2010 due to a decrease in the average interest rate paid on interest-bearing liabilities of 76 basis points to 2.76%, partially offset by an increase of $95.1 million, or 12.9% in the balance on average interest-bearing liabilities.

Provision for Loan Losses.

We review the adequacy of the allowance for loan losses on a monthly basis and establish the provision for loan losses based on changes in the volume and types of lending, delinquency levels, historical loss experience, the balance of classified loans, current economic conditions and other factors related to the collectability of the loan portfolios. Management maintains an allowance level deemed appropriate in light of factors such as the level of nonperforming loans, growth in the loan portfolio and the current economic environment. Management's evaluation of the adequacy of the allowance has resulted in the determination that the allowance for loan losses is reasonably stated as of March 31, 2011 as nonperforming loans have increased from the prior year while loan portfolio balances have decreased. The allowance for loan losses is based on management's evaluation of the risk inherent in our loan portfolio and gives due consideration to the changes in general market conditions and in the nature and volume of our loan activity. For additional information, see *"Critical Accounting Policies—Allowance for Loan Losses."* Clifton Savings Bank continues to evaluate the need for a provision for loan losses based on the periodic review of the loan portfolio and general market conditions.

2011 v. 2010. We recorded a provision for loan losses of $102,000 during the year ended March 31, 2011, compared to $433,000 during the year ended March 31, 2010. The decrease in the provision for loan losses was a result of the loan portfolio decreasing while nonperforming loans only increased $749,000 from March 31, 2010 to 2011. Gross loans decreased 7.3% during the year ended March 31, 2011.

At March 31, 2011 Clifton Savings Bank's nonperforming loans, all of which were delinquent ninety days or more, and all of which were in a nonaccrual status, totaled $3.2 million, representing 0.72% of total gross loans, and 0.29% of total assets. During the year ended March 31, 2011, the Bank charged off loans totaling $272,000, which represented a partial loss from a multi-family real estate loan which was transferred to real estate owned during the period, and a partial loss on a troubled debt restructuring of a one-to four- family real estate loan. At March 31, 2011, nonperforming loans consisted of fourteen loans secured by one- to four-family residential real estate, and two loans secured by commercial real estate. All nonperforming loans included above are secured by properties located in the state of New Jersey. Impaired loans totaled $1.6 million at March 31, 2011. The allowance for loan losses amounted to $1.9 million at March 31, 2011, representing 0.42% of total gross loans.

2010 v. 2009. We recorded a provision for loan losses of $433,000 during the year ended March 31, 2010, compared to $260,000 during the year ended March 31, 2009. The increase in the provision for loan losses was a result of both increases in nonperforming loans and, to a much lesser extent, the loan portfolio balance. Gross loans increased 2.2% during the period. Nonperforming loans increased from $870,000 to $2.5 million, or 183.0%, from March 31, 2009 to 2010.

At March 31, 2010, Clifton Savings Bank's nonperforming loans, all of which were delinquent ninety days or more, and all of which were in a nonaccrual status, totaled $2.5 million, representing 0.51% of total gross loans, and 0.23% of total assets. During the year ended March 31, 2010, the Bank charged off $83,000, which represented a partial loss from the restructuring of a one-to four- family real estate loan. At March 31, 2010, nonperforming loans consisted of eleven loans secured by one- to four-family residential real estate, one loan secured by commercial real estate, and one loan secured by a multi-family dwelling. All nonperforming loans included above are secured by properties located in the state of New Jersey. Impaired loans totaled $2.2 million at March 31, 2010. The allowance for loan losses amounted to $2.1 million at March 31, 2010, representing 0.43% of total gross loans.

An analysis of the changes in the allowance for loan losses is also presented under "*—Risk Management—Analysis of Nonperforming and Classified Assets*."

Non-interest Income. The following table shows the components of non-interest income and the percentage changes from 2011 versus 2010 and from 2010 versus 2009.

(Dollars in thousands)	2011	2010	2009	% Change 2011/2010	%Change 2010/2009
Fees and service charges	$ 212	$ 223	$ 204	(4.93)%	9.31%
Bank owned life insurance	879	887	914	(0.90)	(2.95)
Gain on sale of securities	872	-	-	100.00	-
Net gain on sale and disposal of premises and equipment	327	-	-	100.00	-
Loss on write-down of land held for sale	(397)	-	-	100.00	-
Other	16	26	32	38.46	(18.75)
Total	$1,909	$1,136	$1,150	68.05%	(1.22)%

2011 v. 2010. Non-interest income increased primarily due to a gain of $872,000 on the sale of securities and a $327,000 net gain on the sale and disposal of premises and equipment, partially offset by a decrease in fees and service charges on loans and deposits, and a $397,000 loss on the write-down of land held for sale during the year ended March 31, 2011. There were no realized gains or losses on assets during the year ended March 31, 2010.

2010 v. 2009. Non-interest income decreased primarily due to decreases in income from the cash surrender value of bank owned life insurance and other non-interest income, partially offset by an increase in fees and service charges on loans and deposits during the year ended March 31, 2010.

Non-interest Expense. The following table shows the components of non-interest expense and the percentage changes from 2011 versus 2010 and from 2010 versus 2009.

(Dollars in thousands)	2011	2010	2009	% Change 2011/2010	%Change 2010/2009
Salaries and employee benefits	$ 6,773	$ 6,810	$ 6,842	(0.54)%	(0.47)%
Occupancy expense of premises	1,643	1,249	1,052	31.55	18.73
Equipment	1,051	952	863	10.40	10.31
Directors' compensation	760	796	943	(4.52)	(15.59)
Advertising	279	253	269	10.28	(5.95)
Legal	494	254	85	94.49	198.82
Federal insurance premium	884	1,183	328	(25.27)	260.67
Other	1,930	1,753	1,470	10.10	19.25
Total	$13,814	$13,250	$11,852	4.26%	11.80%

2011 v. 2010. The components of non-interest expense which experienced the most significant change in fiscal 2011were occupancy expense of premises, legal expenses, federal insurance premiums and other expenses. Occupancy expense of premises increased due to costs associated with the Company's new Fair Lawn, Lyndhurst and Woodland Park branch locations, along with the renovation and repairs of other branch premises. Legal and other expenses increased mainly due to the expensing of $248,000 and $141,000, respectively, in costs incurred in connection with the postponement of the Company's second step conversion and related stock offering. The decrease in the federal deposit insurance premiums in the 2011 period was due to increased Federal Deposit Insurance Corporation's assessments in the fiscal 2010 period that resulted from a special emergency assessment imposed to increase the Deposit Insurance Fund in order to cover losses incurred from failed financial institutions, as well as anticipated future losses.

2010 v. 2009. Occupancy expense of premises increased due to expenses associated with the opening of an additional branch during the year and the renovation and repairs of other branch premises. Federal deposit insurance premiums increased due to an increase in the quarterly assessment rates for all financial institutions, along with a special emergency assessment imposed by the Federal Deposit Insurance Corporation in order to cover the losses of the Deposit Insurance Fund that were incurred from failed financial institutions, as well as anticipated future losses. Legal expenses increased mainly due to a $92,000 insurance recovery in fiscal 2009 which caused that year's expense to decrease, coupled with additional expenses in fiscal 2010 related to several matters including the leasing of new branch locations. The increase in other expenses was mainly due to an increase of $153,000 in consulting fees, as $49,000 of previously expensed consulting fees relating to litigation reimbursement were recovered in fiscal 2009, coupled with an increase of $84,000 in consulting fees in fiscal 2010 due to costs associated with information systems testing, an insurance coverage adequacy review, financial advisory fees, a compensation review, and branch feasibility studies. Other expenses also increased due to a $38,000 increase in correspondent bank service fees, increases of $32,000 in stationary, printing and supplies and $21,000 in federal supervisory fees.

Income Taxes.

2011 v. 2010. Income taxes increased due to an increase in pre-tax income coupled with an increase in the effective income tax rate. The overall effective tax rate for 2011 was 35.6%, compared to 33.3% for 2010.

2010 v. 2009. Income taxes increased due to an increase in pre-tax income coupled with a slight increase in the effective income tax rate. The overall effective tax rate for 2010 was 33.3%, compared to 31.5% for 2009.

Average Balances and Yields

The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances, and nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans. Loan fees (costs) are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax equivalent basis are insignificant.

	Year Ended March 31,								
	2011			2010			2009		
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:									
Interest-earning assets:									
Loans receivable	$ 458,455	$22,725	4.96%	$ 478,740	$24,550	5.13%	$453,137	$23,966	5.29%
Mortgage-backed securities	340,492	15,873	4.66%	336,039	16,905	5.03%	307,941	16,240	5.27%
Investment securities	222,617	5,946	2.67%	112,398	3,037	2.70%	77,306	3,515	4.55%
Other interest-earning assets	24,439	396	1.62%	25,854	464	1.79%	31,229	680	2.18%
Total interest-earning assets	1,046,003	44,940	4.30%	953,031	44,956	4.72%	869,613	44,401	5.11%
Noninterest-earning assets	66,035			69,143			51,406		
Total assets	$1,112,038			$1,022,174			$921,019		
Liabilities and equity:									
Interest-bearing liabilities:									
Demand accounts	$ 54,259	375	0.69%	$50,713	481	0.95%	$49,952	835	1.67%
Savings and club accounts	110,690	874	0.79%	96,761	1,009	1.04%	90,258	996	1.10%
Certificates of deposit	638,291	13,616	2.13%	547,159	16,188	2.96%	447,801	18,260	4.08%
Total interest-bearing deposits	803,240	14,865	1.85%	694,633	17,678	2.54%	588,011	20,091	3.42%
FHLB advances	113,746	4,380	3.85%	137,965	5,288	3.83%	149,468	5,848	3.91%
Total interest-bearing liabilities	916,986	19,245	2.10%	832,598	22,966	2.76%	737,479	25,939	3.52%
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	6,690			5,818			4,830		
Other noninterest-bearing liabilities	10,918			9,012			8,270		
Total noninterest-bearing liabilities	17,608			14,830			13,100		
Total liabilities	934,594			847,428			750,579		
Stockholders' equity	177,444			174,746			170,440		
Total liabilities and stockholders' equity	$1,112,038			$1,022,174			$921,019		
Net interest income		$25,695			$21,990			$18,462	
Interest rate spread			2.20%			1.96%			1.59%
Net interest margin			2.46%			2.31%			2.12%
Average interest-earning assets to average interest-bearing liabilities	1.14x			1.14x			1.18x		

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended March 31, 2011 Compared to 2010			Year Ended March 31, 2010 Compared to 2009		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(In thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable	$ (1,024)	$ (801)	$ (1,825)	$ 1,325	$ (741)	$ 584
Mortgage-backed securities	222	(1,254)	(1,032)	1,430	(765)	665
Investment securities	2,943	(34)	2,909	1,257	(1,735)	(478)
Other interest-earning assets	(25)	(43)	(68)	(106)	(110)	(216)
Total interest income	2,116	(2,132)	(16)	3,906	(3,351)	555
Interest expense:						
Demand deposits	32	(138)	(106)	12	(366)	(354)
Savings and club accounts	131	(266)	(135)	69	(56)	13
Certificates of deposit	2,426	(4,998)	(2,572)	3,557	(5,629)	(2,072)
Total deposit expense	2,589	(5,402)	(2,813)	3,638	(6,051)	(2,413)
FHLB advances	(935)	27	(908)	(442)	(118)	(560)
Total interest expense	1,654	(5,375)	(3,721)	3,196	(6,169)	(2,973)
Net interest income	$ 462	$ 3,243	$3,705	$ 710	$2,818	$3,528

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than most other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. The following describes our general collection procedures. We mail a late charge notice when the loan becomes 15 days past due. We make initial contact with the borrower when the loan becomes 30 days past due. If payment is not then received by the 45th day of delinquency, additional letters and phone calls generally are made. After the 90th day of delinquency, we will send the borrower a final demand for payment and refer the loan to legal counsel to commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Analysis of Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, or when other factors indicate that the collection of such amounts is doubtful, the loan is placed on nonaccrual status at which time an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

Although we are very careful when purchasing loans and individually underwrite each purchased loan, our loss experience is higher on our purchased loans than on loans we have originated for our portfolio. At March 31, 2011, nonperforming loans included ten loans we originated totaling $1.7 million and six loans we purchased totaling $1.5 million.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at its fair market value less costs to sell at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income. At March 31, 2011 and 2010, we had $136,000 and $0, respectively in real estate owned.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not individually evaluate them for impairment unless they are considered troubled debt restructurings, as discussed below. All other loans are evaluated for impairment on an individual basis. At March 31, 2011, 2010 and 2009, we had $1.6 million, $2.2 million and $432,000, respectively, in loans that were considered impaired.

For economic reasons and to maximize the recovery of a loan, we work with borrowers experiencing financial difficulties. We consider modifying the borrower's existing loan terms and conditions that we would not otherwise consider, commonly referred to as troubled debt restructurings. We record an impairment loss, if any, based on the present value of expected future cash flows discounted at the original loan's effective interest rate. We report the loan as a troubled debt restructuring until the borrower has performed for twelve consecutive months, in accordance with the terms of the restructuring.

The following table provides information with respect to our nonperforming assets at the dates indicated. At March 31, 2011, 2010 and 2009 we had impaired loans of $1.6 million, $2.2 million and $432,000, respectively. There was one troubled debt restructured loan with a balance of approximately $37,000 which was past due 90 days or more and in a nonaccrual status at March 31, 2011. Additionally, we had five accruing troubled debt restructured loans totaling $1.1 million at March 31, 2011. A troubled debt restructured loan must be performing for twelve months from the date it is restructured and be at a market interest rate in order to no longer be considered a troubled debt restructured loan. Interest income recognized on impaired loans during the period of impairment totaled approximately $61,000, $62,000 and $1,000, respectively, for the years ended March 31, 2011, 2010 and 2009.

(Dollars in thousands)	At March 31, 2011	2010	2009	2008	2007
Nonaccrual loans:					
Real estate loans:					
One-to four-family	$2,802	$1,890	$ 858	$265	$ 36
Multi-family and commercial	385	537	—	—	222
Consumer loans	24	35	12	—	—
Total nonaccrual loans	3,211	2,462	870	265	258
Accruing loans past due 90 days or more	-	-	-	-	-
Total of nonaccrual and 90 days or more past due loans	3,211	2,462	870	265	258
Real estate owned	136	—	—	—	—
Total nonperforming assets	3,347	2,462	870	265	258
Accruing troubled debt restructurings	1,138	1,676	432	—	—
Nonaccrual troubled debt restructurings	37	11	—	—	—
Total troubled debt restructurings	1,175	1,687	432	—	—
Less nonaccrual troubled debt restructurings included in total nonaccrual loans	(37)	(11)	—	—	—
Total nonperforming assets and troubled debt restructurings	$4,485	$4,138	$ 1,302	$265	$ 258
Total nonperforming loans to total gross loans	0.72%	0.51%	0.19%	0.06%	0.06%
Total nonperforming loans to total assets	0.29%	0.23%	0.09%	0.03%	0.03%
Total nonperforming assets and troubled debt restructurings to total assets	0.40%	0.39%	0.14%	0.03%	0.03%

Nonperforming loans increased from $2.5 million at March 31, 2010 to $3.2 million at March 31, 2011. At March 31, 2011, nonperforming loans consisted of fourteen loans secured by one- to four-family residential real estate, and two loans secured by commercial real estate, while at March 31, 2010, nonperforming loans consisted of eleven loans secured by one- to four-family residential real estate, one loan secured by commercial real estate, and one loan secured by a multi-family dwelling. The percentage of nonperforming loans to total gross loans totaled 0.72% at March 31, 2011 as compared to 0.51% at March 31, 2010. The gross loan portfolio decreased $34.9 million, or 7.3%, to $445.0 million at March 31, 2011, from $479.9 million at March 31, 2010. Nonaccrual loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties whose values in most instances, at March 31, 2011 are estimated to equal or exceed outstanding balances due on these loans at that date. There were six one- to four-family real estate loans and two construction loans purchased from other institutions during the year ended March 31, 2011. Of the increase in nonaccrual loans, seven new loans were included, three loans reported as nonaccrual at March 31, 2010 were classified as troubled debt restructurings and one was classified as real estate owned at March 31, 2011. Four new loans were restructured during the year ended March 31, 2011, and six reported at March 31, 2010 were no longer considered troubled debt restructurings as the loans performed for twelve consecutive months, in accordance with the terms of the restructuring.

Nonperforming loans increased from $870,000 at March 31, 2009 to $2.5 million at March 31, 2010. At March 31, 2010, nonperforming loans consisted of eleven loans secured by one- to four-family residential real estate, one loan secured by commercial real estate, and one loan secured by a multi-family dwelling, while at March 31, 2009, nonperforming loans consisted of seven one- to four-family residential real estate loans. During the year ended March 31, 2010 there was an $83,000 charge-off which represented a partial loss from the restructuring of one residential real estate loan. This was the first loan charge-off recorded by Clifton Savings Bank in more than ten years. The percentage of nonperforming loans to total gross loans has been consistently low, even though it rose from 0.19% at March 31, 2009 to 0.51% at March 31, 2010. The gross loan portfolio increased $10.5 million, or 2.2%, to $479.9 million at March 31, 2010 from $469.4 million at March 31, 2009. Nonaccrual loans are in various stages of collection, workout or foreclosure and are mainly secured by New Jersey properties whose values at March 31, 2010 are estimated to equal or exceed outstanding balances due on these loans at that date. Five one-to-four family real estate loans were purchased during the year ended March 31, 2010 from other institutions and continue to be serviced by others. Of the increase in nonaccrual loans, five loans were reported as nonaccrual at March 31, 2009 that were either reinstated or paid off during the year ended March 31, 2010.

Interest income that would have been recorded for the years ended March 31, 2011, 2010 and 2009, had nonaccruing loans been current and accruing interest according to their original terms amounted to $167,000, $148,000, and $56,000, respectively. The amount of interest related to these loans included in interest income was $71,000, $58,000 and $40,000, respectively, for the years ended March 31, 2011, 2010 and 2009.

Pursuant to federal regulations, we review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard, doubtful, or as a loss, we establish specific allowances, if necessary, for loan losses in the amount of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At March 31,		
(In thousands)	2011	2010	2009
Special mention assets	$1,257	$1,652	$4,747
Substandard assets	3,450	2,283	668
Doubtful assets	-	225	225
Loss assets	-	-	-
Total classified assets	$4,707	$4,160	$5,640

At each of the dates in the above table, substandard and doubtful assets consisted of all nonperforming assets and included negative escrow amounts. At March 31, 2011, we had no current loans in special mention assets and at March 31, 2010, we had one current loan totaling $23,000 included in the $1.7 million in special mention assets. Total classified assets increased approximately $547,000, or 13.2%, from March 31, 2010 to March 31, 2011 and decreased approximately $1.5 million, or 26.2%, from March 31, 2009 to March 31, 2010.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At March 31,								
	2011			2010			2009		
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due
Real estate loans	$2,511	$137	$3,187	$1,413	$ 165	$2,427	$1,732	$1,030	$ 858
Consumer loans	139	-	24	373	45	35	120	49	12
Total	$2,650	$137	$3,211	$1,786	$ 210	$2,462	$1,852	$1,079	$ 870

At March 31, 2011, 2010 and 2009, delinquent real estate loans in the above table included $0 and $709,000; $331,000 and $664,000; and $0 and $0 in multi-family and commercial real estate loans, respectively. All other loans were secured by residential real estate. There were three loans delinquent 60 to 89 days at March 31, 2011 as compared to two loans at March 31, 2010 and seven loans at March 31, 2009. There were sixteen loans delinquent 90 days or greater at March 31, 2011, thirteen loans delinquent 90 days or greater at March 31, 2010 and seven loans delinquent 90 days or greater at March 31, 2009. There were eleven loans in the process of foreclosure with a total balance of $2.3 million at March 31, 2011 as compared to four loans with a total balance of $1.0 million at March 31, 2010 and one loan with a balance of $34,000 at March 31, 2009.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio and an unallocated component.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. Clifton Savings Bank identifies loans which may require a specific allowance by reviewing all delinquent loans, significant credits, problem loans as identified by Clifton Savings Bank's internal grading system; loans classified as substandard, doubtful, loss, or special mention by Clifton Savings Bank's internal classification system, and other loans which management may have concerns about collectability, such as loans in a particular industry. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and/or a shortfall in collateral value would result in the recording of a specific allowance. Clifton Savings Bank did not have any specific allowances at March 31, 2011, 2010, and 2009.

The general valuation allowance represents a loss allowance which has been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem loans. Risk factors are based on our historical loss experience and may be adjusted for significant current factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews the adequacy of our allowance for loan losses. The Office of Thrift Supervision may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

(Dollars in thousands)	At of For the Year Ended March 31, 2011	2010	2009	2008	2007
Allowance at beginning of period	$2,050	$1,700	$1,440	$1,350	$1,260
Provision for loan losses	102	433	260	90	90
Recoveries	-	-	-	-	-
Charge-offs:					
One-to four family real estate	(112)	(83)	-	-	-
Multi-family real estate	(160)	-	-	-	-
Net charge-offs	(272)	(83)	-	-	-
Allowance at end of period	$1,880	$2,050	$1,700	$1,440	$1,350
Allowance to nonperforming loans	58.55%	83.27%	195.40%	543.40%	523.26%
Allowance to total gross loans outstanding at the end of the period	0.42%	0.43%	0.36%	0.34%	0.32%
Net charge-offs to average outstanding loans during the period	0.06%	0.02%	0.00%	0.00%	0.00%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31, 2011			2010			2009		
(Dollars in thousands)	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
One- to four-family	$1,601	85.16%	91.16%	$1,746	85.17%	91.90%	$1,525	89.71%	91.82%
Multi-family and commercial real estate	196	10.43	5.58	236	11.51	5.12	110	6.47	4.66
Construction	11	0.59	0.55	1	0.05	0.18	1	0.06	0.16
Consumer and other	49	2.60	2.71	67	3.27	2.80	64	3.76	3.36
Unallocated	23	1.22	-	-	-	-	-	-	-
Total allowance for loan losses	$1,880	100.00%	100.00%	$2,050	100.00%	100.00%	$1,700	100.00%	100.00%

	At March 31, 2008			2007		
(Dollars in thousands)	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
One- to four-family	$1,295	89.93%	92.15%	$1,185	87.78%	92.73%
Multi-family and commercial real estate	80	5.55	3.79	103	7.63	3.31
Construction	61	4.24	0.39	5	0.37	0.48
Consumer and other	4	0.28	3.67	57	4.22	3.48
Unallocated	-	-	-	-	-	-
Total allowance for loan losses	$1,440	100.00%	100.00%	$1,305	100.00%	100.00%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we originate adjustable-rate mortgage loans for retention in our loan portfolio. The ability to originate adjustable-rate loans depends to a great extent on market interest rates and borrowers' preferences. As an alternative to adjustable-rate mortgage loans, we offer fixed-rate mortgage loans with maturities of fifteen years or less. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years we have used investment securities with terms of three years or less to help manage interest rate risk. We currently do not participate in hedging programs such as interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Interest Rate Risk Management Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Net Portfolio Value Analysis. We use a combination of internal and external analyses to quantitatively model, measure and monitor Clifton Savings Bank's exposure to interest rate risk. The internal quantitative analysis utilized by management measures interest rate risk from both a capital and earnings perspective. Our internal interest rate risk analysis calculates sensitivity of Clifton Savings Bank's net portfolio value ("NPV") ratio to movements in interest rates and measures our NPV ratio in a "base case" scenario that assumes no change in interest rates as of the measurement date. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. The model measures the change in the NPV ratio throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve up 100, 200 and 300 basis points and down 100 basis points. The model generally requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain "down rate" scenarios during periods of lower market interest rates. Clifton Savings Bank's interest rate risk policy, as approved by the board of directors, establishes acceptable change levels in the NPV ratio throughout the scenarios modeled.

The following table presents the results of our internal NPV analysis as of March 31, 2011:

Bp	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change in Rates (1)	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300 bp	$ 78,600	$ (88,385)	(53)%	7.88%	(691) bp
200	111,473	(55,511)	(33)	10.67	(411)
100	138,961	(28,024)	(17)	12.79	(199)
0	166,985	-	-	14.78	-
-100	179,045	12,061	7	15.50	71

(1) The -200 bp and -300 bp scenarios are not shown due to the low prevailing interest rate environment.

The table above illustrates that Clifton Savings Bank's NPV would be negatively impacted by an increase in interest rates. Because Clifton Savings Bank's interest-bearing liabilities which mature or reprice within short periods exceed its interest-earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally would have a positive effect on net interest income.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of Clifton Savings Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of Clifton Savings Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Clifton Savings Bank's net interest income and will differ from actual results.

The external interest rate sensitivity analysis is prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in NPV of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan and mortgage-backed securities amortization and repayments and maturities and calls of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, mortgage and mortgage-backed securities prepayments and investment securities calls are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) repayment of borrowings and (5) the objectives of our asset/liability management program. Excess liquid assets are invested generally in short to intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits in other banks. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2011, cash and cash equivalents totaled $58.1 million, including interest-bearing deposits of $23.4 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $37.9 million at March 31, 2011. On March 31, 2011, we had $95.7 million in Federal Home Loan Bank advances outstanding. In addition, if Clifton Savings Bank requires funds beyond its ability to generate them internally, it can borrow funds under an overnight advance program up to Clifton Savings Bank's maximum borrowing capacity based on its ability to collateralize such borrowings. Additionally, Clifton Savings Bancorp has the ability to borrow funds at Bank of America and PNC Capital Markets under established unsecured overnight lines of credit.

At March 31, 2011, we had $9.6 million in loan origination commitments outstanding and $700,000 in commitments to purchase participations in loans. In addition to commitments to originate and purchase loans and participations, at March 31, 2011 we had $4.3 million in customer approved unused equity lines of credit. Certificates of deposit due within one year of March 31, 2011 totaled $329.5 million, or 39.4% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2012. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us and that we have the ability to attract and retain deposits by adjusting the interest rates offered.

We have historically remained highly liquid and our liquidity position has remained stable over the past two fiscal years. We have no material commitments or demands that are likely to affect our liquidity other than as set forth in this annual report. Consequently, the board of directors intends to make additional investments in long-term loans and mortgage-backed securities which will decrease liquidity and increase interest income. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demands or commitments were to occur, we could access our lines of credit with the Federal Home Loan Bank of New York, Bank of America or PNC Capital Markets.

Clifton Savings Bancorp is a separate legal entity from Clifton Savings Bank and must provide for its own liquidity. In addition to its operating expenses, Clifton Savings Bancorp alone, is responsible for paying any dividends declared to its shareholders. Clifton Savings Bancorp also has repurchased shares of its common stock. Its primary source of income is dividends received from Clifton Savings Bank. The amount of dividends that Clifton Savings may declare and pay to Clifton Savings Bancorp in any calendar year, without the receipt of prior approval from the Office of Thrift Supervision but with prior notice to the Office of Thrift Supervision, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. On a stand-alone basis, Clifton Savings Bancorp had liquid assets of $11.2 million at March 31, 2011.

The following table presents certain of our contractual obligations as of March 31, 2011.

	Payments Due by Period at March 31, 2011				
Contractual Obligations	**Total at March 31, 2011**	**Less Than 1 year**	**1-3 years**	**3-5 years**	**More Than 5 years**
		(In thousands)			
Operating lease obligations (1)	$ 1,843	$ 322	$ 696	$ 400	$ 425
Certificates of deposit	654,077	329,543	272,138	42,170	10,226
FHLB advances	95,668	16,988	28,780	7,400	42,500
Benefit plan obligations	1,796	119	298	391	988
Undisbursed funds from approved lines of credit (2)	4,266	25	50	25	4,166
Other commitments to extend credit (2)	10,300	9,600	700	-	-
Total	$767,950	$356,597	$302,662	$50,386	$58,305

(1) Payments are for lease of real property.
(2) Represents amounts committed to customers.

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended March 31, 2011, we originated $60.7 million of loans and purchased $305.6 million of securities. We purchased $1.8 million of loans during the year ended March 31, 2011. In fiscal 2010, we originated $104.6 million of loans, purchased $2.9 million of loans, and purchased $276.8 million of securities. In fiscal 2009, we originated $106.9 million of loans, purchased $4.6 million of loans, and purchased $127.5 million of securities.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $79.2 million for the year ended March 31, 2011, a net increase in total deposits of $124.6 million for the year ended March 31, 2010 and a net increase in total deposits of $56.9 million for the year ended March 31, 2009. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We price our deposits to be highly competitive and to increase core deposit relationships. Occasionally, we introduce new products or offer promotional deposit rates on certain deposit products in order to attract deposits. Federal Home Loan Bank advances decreased $28.1 million for the year ended March 31, 2011 as a result of the repayment of long-term borrowings in accordance with their original terms. We had $95.7 million, $123.7 million and $144.3 million in advances outstanding at March 31, 2011, 2010 and 2009, respectively.

Capital Management

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. Under these requirements the federal bank regulatory agencies have established quantitative measures to ensure that minimum thresholds for Tier 1 Capital, Total Capital and Leverage (Tier 1 Capital divided by average assets) ratios are maintained. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional, discretionary actions by regulators that could have a direct material effect on our operations and financial position. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Clifton Savings must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. It is our intention to maintain "well-capitalized" risk-based capital levels. Clifton Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the federal bank regulators about components, risk weightings and other factors. At March 31, 2011, we exceeded all of our regulatory capital requirements. As of September 27, 2010, the date of the most recent notification from the Office of Thrift Supervision, we are considered "well capitalized" under regulatory guidelines as of June 30, 2010.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For additional information see Note 16 of the notes to the consolidated financial statements included in this annual report.

For the years ended March 31, 2011 and 2010, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial position, results of operations, or cash flows.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 in the notes to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

Management Report on Internal Control Over Financial Reporting

The management of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of March 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on its assessment, management believes that, as of March 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company's internal control over financial reporting as of March 31, 2011, a copy of which is included in this annual report.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc. and Subsidiaries

We have audited Clifton Savings Bancorp, Inc. and Subsidiaries' (collectively the "Company") internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory purposes in accordance with Thrift Financial Report Instructions. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory purposes in accordance with Thrift Financial Report Instructions, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Clifton Savings Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows of Clifton Savings Bancorp, Inc. and Subsidiaries, and our report dated June 9, 2011 expressed an unqualified opinion.

ParenteBeard LLC

Clark, New Jersey
June 9, 2011



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2011 These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clifton Savings Bancorp, Inc. and Subsidiaries as of March 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Clifton Savings Bancorp, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 9, 2011 expressed an unqualified opinion.

ParenteBeard LLC

Clark, New Jersey
June 9, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2011	March 31, 2010
ASSETS	(In Thousands, Except Share and Per Share Data)	
Cash and due from banks	$ 34,719	$ 21,671
Interest-bearing deposits in other banks	23,350	11,790
Cash and Cash Equivalents	58,069	33,461
Securities available for sale, at fair value:		
Investment	10,002	15,062
Mortgage-backed	27,937	57,081
Securities held to maturity, at cost:		
Investment, fair value of $228,707 and $159,511, respectively	233,428	159,969
Mortgage-backed, fair value of $308,961 and $285,536, respectively	299,692	275,801
Loans receivable	443,626	479,566
Allowance for loan losses	(1,880)	(2,050)
Net Loans	441,746	477,516
Bank owned life insurance	26,715	22,835
Premises and equipment	8,275	9,612
Federal Home Loan Bank of New York stock	5,974	7,157
Interest receivable	4,551	4,377
Real estate owned	136	-
Other assets	6,108	4,836
Total Assets	$ 1,122,633	$ 1,067,707
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Non-interest bearing	$ 8,249	$ 6,828
Interest bearing	829,136	751,324
Total Deposits	837,385	758,152
Advances from Federal Home Loan Bank of New York	95,668	123,737
Advance payments by borrowers for taxes and insurance	5,023	5,193
Other liabilities and accrued expenses	4,591	4,633
Total Liabilities	942,667	891,715
Commitments and Contingencies	-	-
Stockholders' Equity		
Preferred stock ($.01 par value), 1,000,000 shares authorized; shares issued or outstanding - none	-	-
Common stock ($.01 par value), 75,000,000 shares authorized; 30,530,470 shares issued, 26,137,248 shares outstanding at March 31, 2011; 26,398,079 shares outstanding at March 31, 2010	305	305
Paid-in capital	135,752	135,921
Deferred compensation obligation under Rabbi Trust	252	233
Retained earnings	96,067	89,361
Treasury stock, at cost; 4,393,222 shares at March 31, 2011; 4,132,391 shares at March 31, 2010	(47,372)	(45,050)
Common stock acquired by Employee Stock Ownership Plan ("ESOP")	(5,678)	(6,411)
Accumulated other comprehensive income	850	1,820
Stock held by Rabbi Trust	(210)	(187)
Total Stockholders' Equity	179,966	175,992
Total Liabilities and Stockholders' Equity	$ 1,122,633	$ 1,067,707

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended March 31,		
	2011	2010	2009
	(In Thousands, Except Share and Per Share Data)		
Interest Income			
Loans	$ 22,725	$ 24,550	$ 23,966
Mortgage-backed securities	15,873	16,905	16,240
Investments securities	5,946	3,037	3,515
Other interest-earning assets	396	464	680
Total Interest Income	44,940	44,956	44,401
Interest Expense			
Deposits	14,865	17,678	20,091
Advances	4,380	5,288	5,848
Total Interest Expense	19,245	22,966	25,939
Net Interest Income	25,695	21,990	18,462
Provision for Loan Losses	102	433	260
Net Interest Income after Provision for Loan Losses	25,593	21,557	18,202
Non-Interest Income			
Fees and service charges	212	223	204
Bank owned life insurance	879	887	914
Gain on sale of securities	872	-	-
Net gain on sale and disposal of premises and equipment	327	-	-
Loss on write-down of land held for sale	(397)	-	-
Other	16	26	32
Total Non-Interest Income	1,909	1,136	1,150
Non-Interest Expenses			
Salaries and employee benefits	6,773	6,810	6,842
Occupancy expense of premises	1,643	1,249	1,052
Equipment	1,051	952	863
Directors' compensation	760	796	943
Advertising	279	253	269
Legal	494	254	85
Federal deposit insurance premium	884	1,183	328
Other	1,930	1,753	1,470
Total Non-Interest Expenses	13,814	13,250	11,852
Income before Income Taxes	13,688	9,443	7,500
Income Taxes	4,876	3,146	2,364
Net Income	$ 8,812	$ 6,297	$ 5,136
Net Income per Common Share			
Basic	$ 0.34	$ 0.24	$ 0.20
Diluted	$ 0.34	$ 0.24	$ 0.20
Dividends per common share	$ 0.24	$ 0.20	$ 0.20
Weighted Average Number of Common Shares and Common Stock Equivalents Outstanding:			
Basic	25,579,989	25,947,037	26,134,756
Diluted	25,587,316	25,947,037	26,178,692

See notes to consolidated financial statements.

CLIFTON SAVINGS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended March 31, 2011, 2010 and 2009

	Common Stock	Paid-In Capital	Compensation Obligation Under Rabbi Trust	Retained Earnings	Treasury Stock	Common Stock Acquired by ESOP	Accumulated Other Comprehensive Income	Stock Held by Rabbi Trust	Total
	(In Thousands, Except Share and Per Share Data)								
Balance - April 1, 2008	$ 305	$ 133,747	$ 179	$ 81,672	$ (36,079)	$ (7,877)	$ 532	$ (124)	$ 172,355
Comprehensive income:									
Net income	-	-	-	5,136	-	-	-	-	5,136
Unrealized gain on securities available for sale, net of income taxes of $708	-	-	-	-	-	-	1,064	-	1,064
Pension benefits adjustment, net of income taxes of $134	-	-	-	-	-	-	201	-	201
Total Comprehensive Income									6,401
Pension benefits adjustment for change of measurement date, net of income tax of $8	-	-	-	(47)	-	-	12	-	(35)
ESOP shares committed to be released	-	44	-	-	-	733	-	-	777
Purchase of treasury stock - 577,834 shares	-	-	-	-	(5,877)	-	-	-	(5,877)
Stock option expense	-	246	-	-	-	-	-	-	246
Restricted Stock Awards Earned	-	1,062	-	-	-	-	-	-	1,062
Funding of Supplemental Executive Retirement Plan	-	3	30	-	31	-	-	(35)	29
Tax benefit from stock based compensation	-	78	-	-	-	-	-	-	78
Cash dividends declared ($0.20 per share)	-	-	-	(1,872)	-	-	-	-	(1,872)
Balance - March 31, 2009	305	135,180	209	84,889	(41,925)	(7,144)	1,809	(159)	173,164
Comprehensive income:									
Net income	-	-	-	6,297	-	-	-	-	6,297
Unrealized gain on securities available for sale, net of income taxes of $39	-	-	-	-	-	-	58	-	58
Pension benefits adjustment, net of income tax (benefit) of ($32)	-	-	-	-	-	-	(47)	-	(47)
Total Comprehensive Income									6,308
ESOP shares committed to be released	-	(3)	-	-	-	733	-	-	730
Purchase of treasury stock - 337,002 shares	-	-	-	-	(3,150)	-	-	-	(3,150)
Stock option expense	-	66	-	-	-	-	-	-	66
Restricted Stock Awards Earned	-	706	-	-	-	-	-	-	706
Forfeiture of Restricted Stock Awards	-	3	-	-	(3)	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	-	24	-	28	-	-	(28)	24
Tax cost from stock based compensation	-	(31)	-	-	-	-	-	-	(31)
Cash dividends declared ($0.20 per share)	-	-	-	(1,825)	-	-	-	-	(1,825)
Balance - March 31, 2010	305	135,921	233	89,361	(45,050)	(6,411)	1,820	(187)	175,992
Comprehensive income:									
Net income	-	-	-	8,812	-	-	-	-	8,812
Realized gain on securities available for sale, net of income tax of $348							(524)		(524)
Unrealized loss on securities available for sale, net of income tax (benefit) of $(245)	-	-	-	-	-	-	(368)	-	(368)
Pension benefits adjustment, net of income tax (benefit) of ($52)	-	-	-	-	-	-	(78)	-	(78)
Total Comprehensive Income									7,842
ESOP shares commited to be released	-	(27)	-	-	-	733	-	-	706
Purchase of treasury stock - 298,000 shares	-	-	-	-	(2,707)	-	-	-	(2,707)
Stock option expense	-	166	-	-	-	-	-	-	166
Restricted Stock Awards Earned	-	52	-	-	-	-	-	-	52
Funding of Restricted Stock Awards	-	(362)	-	-	362	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	-	19	-	23	-	-	(23)	19
Tax benefit from stock based compensation	-	2	-	-	-	-	-	-	2
Cash dividends declared ($0.24 per share)	-	-	-	(2,106)	-	-	-	-	(2,106)
Balance - March 31, 2011	$ 305	$ 135,752	$ 252	$ 96,067	$ (47,372)	$ (5,678)	$ 850	$ (210)	$ 179,966

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2011	2010	2009
	(In Thousands)		
Cash Flows From Operating Activities			
Net income	$ 8,812	$ 6,297	$ 5,136
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	528	482	482
Net (accretion) amortization of deferred fees and costs, premiums and discounts	(202)	(178)	40
Amortization of component of net periodic pension (benefit) costs	(130)	(79)	307
Provision for loan losses	102	433	260
Net (gain) on sale and disposal of premises and equipment	(327)	-	-
Realized gain on sale of securities available for sale	(872)	-	-
Loss on write-down of land held for sale	397	-	-
Loss on write-down of real estate owned	50	-	-
(Increase) decrease in interest receivable	(174)	(64)	265
Deferred income tax (benefit)	13	(76)	(468)
Decrease (increase) in other assets	119	(2,304)	337
(Decrease) in accrued interest payable	(122)	(83)	(27)
Increase in other liabilities	80	789	549
(Increase) in cash surrender value of bank owned life insurance	(879)	(887)	(914)
ESOP shares committed to be released	706	730	777
Restricted stock expense	52	706	1,062
Stock option expense	166	66	246
Increase in deferred compensation obligation under Rabbi Trust	19	24	29
Net Cash Provided by Operating Activities	8,338	5,856	8,081
Cash Flows From Investing Activities			
Proceeds from calls, maturities and repayments of:			
Investment securities available for sale	20,000	-	-
Mortgage-backed securities available for sale	17,586	21,209	13,876
Investment securities held to maturity	121,275	70,000	65,000
Mortgage-backed securities held to maturity	72,217	72,484	37,006
Proceeds from sale of mortgage-backed securities available for sale	11,070	-	-
Proceeds from sale of premises and equipment	493	-	-
Redemptions of Federal Home Loan Bank of New York stock	1,263	1,239	1,051
Purchases of:			
Investment securities available for sale	(15,000)	(5,000)	(10,000)
Investment securities held to maturity	(194,658)	(154,967)	(30,000)
Mortgage-backed securities held to maturity	(95,960)	(116,834)	(87,539)
Loans receivable	(1,817)	(2,943)	(4,636)
Bank owned life insurance	(3,000)	-	-
Premises and equipment	(515)	(788)	(787)
Federal Home Loan Bank of New York stock	(80)	(656)	(1,255)
Net decrease (increase) in loans receivable	37,213	(6,662)	(43,612)
Net Cash Used in Investing Activities	(29,913)	(122,918)	(60,896)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2011	2010	2009
	(In Thousands)		
Cash Flows From Financing Activities			
Net increase in deposits	$ 79,233	$ 124,570	$ 56,860
Proceeds from long-term advances from Federal Home Loan Bank of New York	-	-	25,000
Principal payments on advances from Federal Home Loan Bank of New York	(28,069)	(20,535)	(23,034)
Net (decrease) increase in payments by borrowers for taxes and insurance	(170)	368	555
Minority dividends paid	(2,106)	(1,825)	(1,872)
Purchase of treasury stock	(2,707)	(3,150)	(5,877)
Income tax benefit (expense) from stock based compensation	2	(31)	78
Net Cash Provided by Financing Activities	46,183	99,397	51,710
Net Increase (Decrease) in Cash and Cash Equivalents	24,608	(17,665)	(1,105)
Cash and Cash Equivalents - Beginning	33,461	51,126	52,231
Cash and Cash Equivalents - Ending	$ 58,069	$ 33,461	$ 51,126
Supplementary Cash Flows Information:			
Cash Paid During the Period for:			
Interest on deposits and borrowings	$ 19,367	$ 23,049	$ 25,966
Income taxes paid, net of refunds	$ 4,909	$ 2,715	$ 1,902
Non cash activities:			
Reclass property from premises and equipment to land held for sale included in other assets	$ 1,157	$ -	$ -
Transfer from loans receivable to real estate owned	$ 186	$ -	$ -

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Clifton Savings Bancorp, Inc. (the "Company"), the Company's wholly-owned subsidiary, Clifton Savings Bank (the "Savings Bank") and the Savings Bank's wholly-owned subsidiary, Botany Inc. ("Botany"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated statement of financial condition dates and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 855, "Subsequent Events", the Company has evaluated events and transactions occurring subsequent to March 31, 2011 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Use of Estimates

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the identification of other-than-temporary impairment on securities, the determination of the liabilities and expenses on the defined benefit plans, the determination of the amount of deferred tax assets which are more likely than not to be realized and the estimation of fair value measurements of the Company's financial instruments. Management believes that the allowance for loan losses is adequate, the evaluation of other-than-temporary impairment of securities are done in accordance with GAAP, the liabilities and expenses for the defined benefit plans are based upon actuarial assumptions of future events that are reasonable, and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowance for loan losses. Such agencies may require the Savings Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations. The determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change. Finally, management uses its best judgment in estimating fair value measurements of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Management utilizes various assumptions and valuation techniques to determine fair value, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, quoted market prices, and appraisals. The fair value estimates are not necessarily indicative of the actual amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have not been re-evaluated or updated subsequent to those respective dates. As such, the estimated fair values subsequent to the respective dates may be different than the amounts reported.

Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Savings Bank. The Savings Bank is principally engaged in the business of attracting deposits from the general public at its twelve locations in northern New Jersey and using these deposits, together with other funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Savings Bank's

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business of the Company and Subsidiaries (Continued)

subsidiary, Botany, was organized in December 2004 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks and interest-bearing deposits in other banks with original maturities of three months or less.

Securities

Investments in debt securities over which there exists a positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains or losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gain or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity. The Company had no trading securities at March 31, 2011 and 2010.

An individual security is considered impaired when the fair value of such security is less than its amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or "other-than-temporary" in accordance with applicable accounting guidance. The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity. Temporary impairments on available for sale securities are recognized on a tax-effected basis, through other comprehensive income with offsetting entries adjusting the carrying value of the securities and the balance of deferred income taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements. Information concerning the amount and duration of impairments on securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on debt securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to, or exceeding, amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income.

Discounts and premiums on all securities are accreted or amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Credit Risk

Financial instruments which potentially subject the Company, Savings Bank and Botany to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Investment securities include securities backed by the U.S. Government and other highly rated instruments. The Savings Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Receivable

Loans receivable which the Savings Bank has the intent and ability to hold until maturity or loan pay-off are stated at unpaid principal balances, plus purchase premiums and net deferred loan origination costs. Interest is calculated by use of the simple interest method.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon an evaluation of known and inherent losses in the loan portfolio. Management of the Savings Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the local economic and real estate market conditions. The Savings Bank utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans as necessary and (2) establishment of a general valuation allowance on the remainder of its loan portfolio. The Savings Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired loans. The Company considers one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, does not separately evaluate them for impairment unless they are considered troubled debt restructurings. A loan is considered to be a troubled debt restructuring when, to maximize the recovery of the loan, the Company modifies the borrower's existing loan terms and conditions in response to financial difficulties experienced by the borrower.

Management takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of borrowers when determining impairment. A loan is deemed to be impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect all amounts when due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually to measure the amount of impairment, if any. The Savings Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Payments received on impaired loans are recognized first as interest income.

General valuation allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their financial condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. These other risk factors are continually reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loan Origination Fees and Costs

The Savings Bank defers loan origination fees and certain direct loan origination costs and initially amortizes such amounts, using the interest method, as an adjustment of yield over the contractual lives of the related loans. The Savings Bank anticipates prepayments within its loan portfolio and adjusts the amortization of origination fees and costs accordingly using an annually adjusted prepayment factor.

Federal Home Loan Bank of New York Stock

As a member of the Federal Home Loan Bank of New York ("FHLB"), the Savings Bank is required to acquire and hold shares of FHLB Class B stock. The holding requirement varies based on certain activities, primarily outstanding borrowings, with the FHLB. The investment in FHLB stock is carried at cost. The Savings Bank conducts a periodic review and evaluation of FHLB stock to determine if any impairment exists. Management has determined that no other-than-temporary impairment existed as of, and for the years ended March 31, 2011 and 2010.

Bank Owned Life Insurance

Bank owned life insurance ("BOLI") is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset value is recorded as non-interest income.

Premises and Equipment

Premises and equipment are comprised of land, at cost, and land improvements, buildings and improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 20
Buildings and improvements	5 - 40
Furnishings and equipment	2 - 10
Leasehold improvements	Shorter of useful life or term of lease (2 - 10)

Significant renovations and additions are capitalized as part of premises and equipment account. Maintenance and repairs are charged to operations as incurred.

Real Estate Owned

Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the fair market value at the date of foreclosure less estimated selling costs. After acquisition, foreclosed properties are held for sale and carried at lower of initial fair value at acquisition and the fair value less estimated selling costs based on a current appraisal prepared by a licensed appraiser. Holding costs and declines in fair value after acquisition of the property result in charges against income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, Savings Bank and Botany file a consolidated federal income tax return. Income taxes are allocated based on their respective contribution of income or loss to the consolidated federal income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's and subsidiaries' tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for the portion of any assets which are not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with ASC Topic 740, "Income Taxes," which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended March 31, 2011, 2010 and 2009. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended March 31, 2011, 2010, and 2009. The tax years subject to examination by the taxing authorities are the years ended December 31, 2010, 2009, and 2008 for federal purposes and the years ended December 31, 2010, 2009, 2008 and 2007 for state purposes.

Interest Rate Risk

The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Earnings Per Share (EPS)

Basic EPS is based on the weighted average number of common shares actually outstanding and is adjusted for Employee Stock Ownership Plan shares not yet committed to be released and deferred compensation obligations required to be settled in shares of Company stock. Unvested restricted stock awards, which contain rights to non-forfeitable dividends, are considered participating securities and the two-class method of computing basic and diluted EPS is applied. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share (EPS) (Continued)

securities exercisable (such as stock options) or which could be converted into common stock, if dilutive, using the treasury stock method. The calculation of diluted EPS for the years ended March 31, 2011, 2010 and 2009 includes incremental shares related to outstanding stock options of 7,327, -0- and 43,936, respectively. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding. During the years ended March 31, 2011, 2010 and 2009, the average number of options which were antidilutive totaled 1,342,272, 1,327,940 and -0-, respectively, and were therefore, excluded from the diluted earnings per share calculation.

Stock-Based Compensation

The Company expenses the fair value of all options and restricted stock granted over their requisite service periods.

Defined Benefit Plans

The Company maintains a nonqualified, unfunded pension plan for the directors of the Company. The Company also maintains a post-retirement healthcare plan for the former president's spouse. The expected costs of benefits provided for both plans are actuarially determined and accrued.

The accounting guidance related to retirement and post-retirement healthcare benefits requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of a defined benefit post-retirement plan in the year in which the changes occur. The accounting guidance requires that plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial condition. The measurement date requirement became effective for the Company during the fiscal year ended March 31, 2009.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)". The amendments with ASU 2010-06 require new disclosures as follows: (1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: (1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. (2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

(Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the applicable portion of this standard did not have a material impact on the consolidated financial statements. The Company does not expect that the guidance effective in future periods will have a material impact on its consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". These amendments will help investors assess the credit risk of a company's receivables portfolio and the adequacy of its allowance for credit losses held against the portfolios by expanding credit risk disclosures. This ASU requires more information about the credit quality of financing receivables in the disclosures to financial statements, such as aging information and credit quality indicators. Both new and existing disclosures must be disaggregated by portfolio segment or class. The disaggregation of information is based on how a company develops its allowance for credit losses and how it manages its credit exposure. The amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The adoption of the applicable portion of this standard did not have a material impact on the consolidated financial statements. The Company does not expect that the guidance effective in future periods will have a material impact on its consolidated financial statements.

In January 2011, FASB issued ASU 2011-01 "Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No 2010-20". This amendment temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, "Receivables (Topic310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. The Company does not expect that the guidance effective in future periods will have a material impact on its consolidated financial statements.

In April 2011, FASB issued ASU 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring". This amendment explains which modifications constitute troubled debt restructurings ("TDR"). Under the new guidance, the definition of a troubled debt restructuring remains essentially unchanged, and for a loan modification to be considered a TDR, certain basic criteria must still be met. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructuring occurring on or after the beginning of the fiscal year of adoption. The Company does not expect that the guidance effective in future periods will have a material impact on its consolidated financial statements.

In May 2011, FASB issued ASU 2011-04 "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The amendments in

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board's intend about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For public entities, the new guideline is effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. The Company does not expect that the guidance effective in future periods will have a material impact on its consolidated financial statements.

NOTE 2 – STOCK REPURCHASE PROGRAM AND DIVIDEND WAIVER

The Company's Board of Directors has announced several stock repurchase programs. The repurchased shares are held as treasury stock for general corporate use. During the years ended March 31, 2011, 2010 and 2009, 298,000, 318,165, and 558,835 shares were repurchased at an aggregate cost of approximately $2.7 million, or $9.08 per share, $3.0 million, or $9.35 per share, and $5.7 million, or $10.12 per share, respectively, under these programs. Additionally, during the years ended March 31, 2010 and 2009, 18,837 and 18,999 shares were purchased at a total cost of $176,000 or $9.33 per share, and $223,000 or $11.74 per share, respectively, representing the withholding of shares subject to restricted stock awards under the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan for payment of taxes due upon the vesting of restricted stock awards. There were no shares purchased representing the withholding of shares subject to restricted stock award payment of taxes during the year ended March 31, 2011.

During the years ended March 31, 2011 and 2010, Clifton MHC ("MHC"), the federally chartered mutual holding company of the Company, waived its right, upon non-objection from the Office of Thrift Supervision ("OTS") to receive cash dividends of approximately $4.0 million and $3.4 million, respectively, on the shares of Company common stock it owns. The cumulative amount of dividends waived by the MHC through March 31, 2011 was approximately $23.2 million. The dividends waived are considered as a restriction on the retained earnings of the Company. Dividends paid to minority shareholders during the years ended March 31, 2011 and 2010, totaled $2.1 million and $1.8 million respectively. Total dividends that would have been paid for these periods if dividends were not waived by the MHC amounted to $6.1 million and $5.2 million, respectively. The cumulative amount of dividends paid to minority shareholders totaled $14.5 million through March 31, 2011, and the cumulative amount of dividends that would have been paid through March 31, 2011 if dividends were not waived by the MHC amounted to $37.7 million.

NOTE 3 - INVESTMENT SECURITIES

The following is a comparative summary of investment securities at March 31, 2011 and 2010:

	March 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:	(In Thousands)			
Federal National Mortgage Association	$ 5,000	$ -	$ 4	$ 4,996
Federal Home Loan Mortgage Corporation	5,000	6	-	5,006
	$ 10,000	$ 6	$ 4	$ 10,002
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 39,905	$ 157	$ 804	$ 39,258
Federal Home Loan Banks	68,574	130	2,161	66,543
Federal National Mortgage Association	114,949	471	2,564	112,856
Federal Farm Credit Bank	10,000	50	-	10,050
	$233,428	$ 808	$ 5,529	$228,707

	March 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:	(In Thousands)			
Federal National Mortgage Association	$ 15,000	$ 62	$ -	$ 15,062
	$ 15,000	$ 62	$ -	$ 15,062
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 40,000	$ 166	$ 178	$ 39,988
Federal Home Loan Banks	43,760	65	381	43,444
Federal National Mortgage Association	76,209	115	245	76,079
	$159,969	$ 346	$ 804	$159,511

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

Contractual maturity data for investment securities is as follows:

	March 31, 2011		March 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Available for sale:				
After one but within five years	$ 10,000	$ 10,002	$ 15,000	$ 15,062
	$ 10,000	$ 10,002	$ 15,000	$ 15,062
Held to maturity:				
Within one year	$ -	$ -	$ 60,000	$ 60,283
After one through five years	84,750	85,380	64,983	64,634
After five through ten years	54,964	54,057	-	-
After ten years	93,714	89,270	34,986	34,594
	$233,428	$228,707	$159,969	$159,511

The age of gross unrealized losses and the fair value of related investment securities at March 31, 2011 and 2010 were as follows.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
March 31, 2011:						
Available for sale:						
Federal National Mortgage Association	$ 4,996	$ 4	$ -	$ -	$ 4,996	$ 4
Held to maturity:						
Federal Home Loan Mortgage Corporation	$ 34,102	$ 804			34,102	804
Federal National Mortgage Association	72,385	2,564			72,385	2,564
Federal Home Loan Banks	46,663	2,161	-	-	46,663	2,161
	$ 153,150	$ 5,529	$ -	$ -	$ 153,150	$ 5,529
March 31, 2010:						
Held to maturity:						
Federal Home Loan Mortgage Corporation	$ 19,838	$ 178	$ -	$ -	$ 19,838	$ 178
Federal National Mortgage Association	44,709	245	-	-	44,709	245
Federal Home Loan Banks	34,629	381	-	-	34,629	381
	$ 99,176	$ 804	$ -	$ -	$ 99,176	$ 804

Management does not believe that any of the unrealized losses at March 31, 2011 (thirteen FNMA, six FHLMC and nine FHLB investment securities) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities.

Additionally, the Company and subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of its amortized cost.

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

There were no sales of investment securities available for sale or held to maturity during the years ended March 31, 2011, 2010, and 2009.

NOTE 4 - MORTGAGE-BACKED SECURITIES

The following is a comparative summary of mortgage-backed securities at March 31, 2011 and 2010:

	March 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Available for sale:				
Federal Home Loan Mortgage Corporation	$ 10,151	$ 678	$ -	$ 10,829
Federal National Mortgage Association	16,069	1,039	-	17,108
	$ 26,220	$ 1,717	$ -	$ 27,937
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 130,980	$ 4,909	$ 830	$ 135,059
Federal National Mortgage Association	120,439	3,685	147	$ 123,977
Governmental National Mortgage Association	48,273	1,652	-	49,925
	$ 299,692	$ 10,246	$ 977	$ 308,961

	March 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Available for sale:				
Federal Home Loan Mortgage Corporation	$ 23,561	$ 1,399	$ -	$ 24,960
Federal National Mortgage Association	30,378	1,743	-	32,121
	$ 53,939	$ 3,142	$ -	$ 57,081
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 112,501	$ 5,622	$ 69	$ 118,054
Federal National Mortgage Association	104,023	3,375	169	107,229
Governmental National Mortgage Association	59,277	980	4	60,253
	$ 275,801	$ 9,977	$ 242	$ 285,536

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Contractual maturity data for mortgage-backed securities is as follows:

	March 31,			
	2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Available for sale:				
Due after five through ten years	$ 9,846	$ 10,498	$ 13,279	$ 14,083
Due after ten years	16,374	17,439	40,660	42,998
	$ 26,220	$ 27,937	$ 53,939	$ 57,081
Held to maturity:				
Due within one year	$ -	$ -	$ 28	$ 28
Due after one through five years	126	137	149	160
Due after five through ten years	12,624	13,432	17,735	18,730
Due after ten years	286,942	295,392	257,889	266,618
	$ 299,692	$ 308,961	$ 275,801	$ 285,536

The amortized cost and carrying values shown above are by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties.

The Company's mortgage-backed securities are generally secured by residential mortgage loans with contractual maturities of 15 years or greater. However, the effective lives of those securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-though securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers.

The age of gross unrealized losses and the fair value of related mortgage-backed securities were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
March 31, 2011:						
Held to maturity:						
Federal Home Loan Mortgage Corporation	$ 40,565	$ 830	$ -	$ -	$ 40,565	$ 830
Federal National Mortgage Association	15,712	146	21	1	15,733	147
	$ 56,277	$ 976	$ 21	$ 1	$ 56,298	$ 977
March 31, 2010:						
Held to maturity:						
Federal Home Loan Mortgage Corporation	$ 9,950	$ 69	$ -	$ -	$ 9,950	$ 69
Federal National Mortgage Association	24,460	168	90	1	24,550	169
Governmental National Mortgage Association	10,556	4	-	-	10,556	4
	$ 44,966	$ 241	$ 90	$ 1	$ 45,056	$ 242

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Management does not believe that any of the unrealized losses at March 31, 2011 (ten FHLMC and ten FNMA mortgage-backed securities) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and Subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of its amortized cost.

The proceeds from sales of mortgage-backed securities available for sale totaled $11.1 million during the year ended March 31, 2011, and realized gain on the sale totaled approximately $872,000. There were no sales of mortgage-backed securities held to maturity for the years ended March 31, 2011, 2010 and 2009, and no sales of available for sale mortgage-backed securities for the years ended March 31, 2010, and 2009.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The following is a summary of loans by type:

	March 31,	
	2011	**2010**
	(In Thousands)	
Real estate:		
One- to four-family	$ 405,595	$ 441,018
Multi-family	12,708	12,387
Commercial	12,126	12,188
Construction	2,454	863
	432,883	466,456
Consumer:		
Second mortgage	8,602	10,454
Passbook or certificate	967	1,004
Equity lines of credit	1,949	1,684
	11,518	13,142
Other loans	555	300
Total Loans	444,956	479,898
Less:		
Loans in process	(931)	(537)
Net purchase premiums, discounts, and deferred loan costs	(399)	205
	(1,330)	(332)
	$ 443,626	$ 479,566

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The allowance for loan losses consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class not considered impaired, as well as smaller balance homogeneous loans, such as one-to-four family real estate, construction real estate, second mortgage loans, home equity lines of credit and passbook loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
2. National, regional, and local economic and business conditions including the value of underlying collateral for collateral dependent loans.
3. Nature and volume of the portfolio and terms of loans.
4. Experience, ability, and depth of lending management and staff and the quality of the Savings Bank's loan review system.
5. Volume and severity of past due, classified and nonaccrual loans.
6. Existence and effect of any concentrations of credit and changes in the level of such concentrations.
7. Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The evaluation of the adequacy of the allowance is based on an analysis which categorizes the entire loan portfolio by certain risk characteristics. The loan portfolio is segmented into the following loan classes, where the risk level for each type is analyzed when determining the allowance for loan losses.

Real Estate:

1. One-to four-family Loans - consists of loans secured by first liens on either owned occupied or investment properties. These loans can be affected by economic conditions and the value of the underlying properties The risk is considered relatively low as the Savings Bank has always had conservative underwriting standards and does not have sub-prime loans in its loan portfolio.

2. Multi-family Loans - consists of loans secured by multi-family real estate which generally involve a greater degree of risk than one- to four-family residential mortgage loans. These loans can be affected by economic conditions and the value of the underlying properties. The Savings Bank has always had conservative underwriting standards and does not have sub-prime loans in its loan portfolio. These loans are affected by economic conditions.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

3. Commercial Loans - consists of loans secured by commercial real estate which generally involve a greater degree of risk than one- to four-family residential mortgage loans. These loans can be affected by economic conditions and the value of the underlying properties. The Savings Bank has always had conservative underwriting standards and does not have sub-prime loans in its loan portfolio. These loans are affected by economic conditions.

4. Construction Loans - consists primarily of the financing of construction of one- to four family properties or construction/permanent loans for the construction of one-to four-family homes to be occupied by the borrower. The construction only loans generally are considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate due to uncertainty of construction costs. Independent inspections are performed prior to disbursement of loan proceeds as construction progresses to mitigate these risks. These loans are also affected by economic conditions.

Consumer and Other:

1. Second Mortgage and Equity Lines of Credit - consists of one-to four-family loans secured by first, second or third liens (when the Savings Bank has the two other lien positions) or, in one instance, a commercial property. These type loans are affected by economic conditions since they are dependent on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. The credit risk is considered slightly higher than one-to four-family first lien loans as these loans are also dependent on the value of underlying properties.

2. Passbook or certificate and Other Loans - consists of loans secured by passbook accounts and certificates of deposits and unsecured loans. The passbook or certificate loans have low credit risk as they are fully secured by their collateral. The unsecured loans, included in other loans, are between Clifton Savings Bancorp, Inc. and their parent company, so they also are considered a low credit risk.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans are rated pass-watch if the Savings Bank is waiting for documents required for a complete file or if the loan is to be monitored due to previous delinquent status. Loans not classified are rated pass.

The following is an analysis of the activity in the allowance for loan losses:

	Years Ended March 31,		
	2011	**2010**	**2009**
		(In Thousands)	
Balance - beginning	$ 2,050	$ 1,700	$ 1,440
Losses charged to allowance	(272)	(83)	-
Provision charged to operations	102	433	260
Balance - ending	$ 1,880	$ 2,050	$ 1,700

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table presents the allocation of the allowance for loan losses by loan class at March 31, 2011.

	One-to-four Family Real Estate	Multi-family Real Estate	Commercial Real Estate	Real Estate Construction	Second Mortgage and Equity Lines of Credit	Passbook or certificate and Other Loans	Unallocated	Total Loans
				(In Thousands)				
Allowance for loan losses:								
Individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	1,601	103	93	11	46	3	23	1,880
Total	$ 1,601	$ 103	$ 93	$ 11	$ 46	$ 3	$ 23	$ 1,880
Loans:								
Individually evaluated for impairment	$ 1,175	$ -	$ 385	$ -	$ --	$ -	$ -	$ 1,560
Collectively evaluated for impairment	404,420	12,708	11,741	2,454	10,551	1,522		443,396
Total	$ 405,595	$ 12,708	$ 12,126	$ 2,454	$ 10,551	$ 1,522	$ -	$ 444,956

The aggregate amount of our classified loan balances are as follows at March 31, 2011:

	One-to-four Family Real Estate	Multi-family Real Estate	Commercial Real Estate	Real Estate Construction	Second Mortgage and Equity Lines of Credit	Passbook or certificate and Other Loans	Total Loans
				(In Thousands)			
Pass	$ 394,475	$ 12,708	$ 10,804	$ 1,792	$ 10,361	$ 1,522	$ 431,662
Pass-watch	7,455	-	676	662	33	-	8,826
Special mention	863	-	261	-	133	-	1,257
Substandard	2,802	-	385	-	24	-	3,211
Doubtful	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-
Total classified loans	$ 405,595	$ 12,708	$ 12,126	$ 2,454	$ 10,551	$ 1,522	$ 444,956

At March 31, 2011, 2010, and 2009, nonaccrual loans for which interest has been discontinued totaled approximately $3.2 million, $2.5 million and $870,000, respectively. During the years ended March 31, 2011, 2010, and 2009, interest income of approximately $71,000, $58,000, and $40,000, respectively, was recognized on these loans. Interest income that would have been recorded, had the loans been on accrual status and performing in accordance with the original terms of the contracts, amounted to approximately $167,000, $148,000, and $56,000, for the years ended March 31, 2011, 2010, and 2009, respectively. We had no loans greater than ninety days past due that were still accruing interest at March 31, 2011, 2010, or 2009.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table provides information with respect to our nonaccrual loans at the date indicated.

	March 31, 2011	March 31, 2010
	(In Thousands)	
Nonaccrual loans:		
Real estate loans:		
One-to four-family	$ 2,802	$ 1,890
Multi-family	-	331
Commercial	385	206
Consumer and other loans:		
Second mortgage	24	35
Total nonaccrual loans	$ 3,211	$ 2,462

The following table provides information about delinquencies in our loan portfolio at March 31, 2011.

	30-59 Days Past Due	60-89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Gross Loans
	(In Thousands)					
Real estate loans:						
One-to four-family	$ 2,250	$ 74	$ 2,802	$ 5,126	$ 400,469	$ 405,595
Multi-family	-	-	-	-	12,708	12,708
Commercial	261	63	385	709	11,417	12,126
Construction	-	-	-	-	2,454	2,454
Consumer and other loans:						
Second mortgage and equity lines of credit	103	-	24	127	10,424	10,551
Passbook or certificate and other loans	36	-	-	36	1,486	1,522
Total	$ 2,650	$ 137	$ 3,211	$ 5,998	$ 438,958	$ 444,956

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company considers one-to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment, unless they are considered troubled debt restructurings. All other loans are evaluated for impairment on an individual basis.

At March 31, 2011, 2010 and 2009, impaired loans, which include troubled debt restructurings, totaled approximately $1.6 million, $2.2 million and $432,000, respectively. There were no specific allowances designated for impaired loans at March 31 2011, 2010, and 2009. The average balance of impaired loans was $1.8 million, $1.7 million and $33,000, respectively, and interest income recognized during the period of impairment totaled approximately $61,000, $62,000 and $1,000, respectively.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Impaired loans none of which had a related allowance at March 31, 2011, were as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(In Thousands)		
With no related allowance recorded:					
Real estate loans:					
One-to four-family	$ 1,175	$ 1,175	$ -	$ 1,250	$ 58
Multi-family	-	-	-	229	-
Commercial	385	385	-	261	-
Consumer and other loans:					
Second mortgage	-	-	-	53	3
Total impaired loans	$ 1,560	$ 1,560	$ -	$ 1,793	$ 61

The Savings Bank has granted loans to certain officers and directors of the Company and Savings Bank and to their associates. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended March 31,	
	2011	2010
	(In Thousands)	
Balance, beginning	$ 742	$ 550
Loans originated	555	230
Collection of principal	(49)	(38)
Balance, ending	$ 1,248	$ 742

The Company has two unsecured loans with the MHC which had balances of $500,000 and $250,000 at March 31, 2011 and 2010, respectively.

NOTE 6 - PREMISES AND EQUIPMENT

	March 31,	
	2011	2010
	(In Thousands)	
Land and land improvements	$ 3,530	$ 4,577
Buildings and improvements	7,014	7,453
Furnishings and equipment	2,752	2,529
Leasehold improvements	581	398
Construction in process	-	119
	13,877	15,076
Accumulated depreciation and amortization	(5,602)	(5,464)
	$ 8,275	$ 9,612

Included in land and land improvements at March 31, 2010 was approximately $1.04 million of land which was being held for future branch expansion. During the year ended March 31, 2011, $1.16 million of land and land improvements were reclassified to land held for sale and subsequently a $397,000 write down to fair value was recorded. At March 31, 2011, the balance of $760,000 is included in other assets.

During the year ended March 31, 2011, the Company recognized a net gain of $329,000 on the sale of premises and equipment, as the Savings Bank sold its Botany branch facility in August 2010 and recognized a $339,000 gain on the sale of land, building and improvements, net of a $10,000 loss recognized on the disposal of net furnishings and equipment. A $2,000 loss was also recognized on the disposal of other net furnishings and equipment during the year.

Rental expenses related to the occupancy of leased premises, including property taxes and common area maintenance totaled approximately $430,000, $189,000 and $79,000 for the years ended March 31, 2011, 2010 and 2009, respectively. The Savings Bank leases five building spaces. Some operating leases contain renewal options and provisions requiring the Savings Bank to pay property taxes and operating expenses over base amounts. The minimum obligation under all non-cancellable lease agreements, which expire through May 31, 2020, for each of the years ended March 31 is as follows:

	Amount
	(In Thousands)
2012	$ 322
2013	365
2014	331
2015	261
2016	139
2017 & After	425
	$ 1,843

NOTE 7 - INTEREST RECEIVABLE

	March 31, 2011	March 31, 2010
	(In Thousands)	
Loans	$ 1,940	$ 2,172
Mortgage-backed securities	1,239	1,360
Investment securities	1,515	950
	4,694	4,482
Allowance for uncollected interest on loans	(143)	(105)
	$ 4,551	$ 4,377

NOTE 8 – DEPOSITS

	March 31, 2011			March 31, 2010		
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
	(Dollars In Thousands)					
Demand accounts:						
Non-interest bearing	0.00 %	$ 8,249	0.99 %	0.00 %	$ 6,828	0.90 %
Crystal Checking	0.65	14,881	1.78	1.15	12,273	1.62
NOW	0.40	19,728	2.35	0.50	18,591	2.45
Super NOW	0.50	191	0.02	0.60	93	0.01
Money Market	0.50	20,941	2.50	1.05	21,755	2.87
	0.44	63,990	7.64	0.78	59,540	7.85
Savings and club accounts	0.51	119,318	14.25	1.01	102,771	13.56
Certificates of deposit	1.88	654,077	78.11	2.31	595,841	78.59
Total Deposits	1.57 %	$ 837,385	100.00 %	2.01 %	$ 758,152	100.00 %

Certificates of deposit with balances of $100,000 or more at March 31, 2011 and 2010 totaled approximately $230.0 million and $187.5 million, respectively. The Savings Bank's deposits are insurable to applicable limits by the Federal Deposit Insurance Corporation. The maximum deposit insurance amount has been increased from $100,000 to $250,000.

NOTE 8 – DEPOSITS (CONTINUED)

The scheduled maturities of certificates of deposit are as follows:

	March 31, 2011	March 31, 2010
	(In Thousands)	
One year or less	$ 346,624	$ 396,209
After one to two years	198,595	119,862
After two to three years	64,205	67,590
After three to four years	32,453	9,671
After four years to five years	1,974	2,509
Thereafter	10,226	-
	$ 654,077	$ 595,841

Interest expense on deposits consists of the following:

	Years Ended March 31, 2011	2010	2009
		(In Thousands)	
Demand	$ 375	$ 481	$ 835
Savings and club	874	1,009	995
Certificates of deposits	13,616	16,188	18,261
	$ 14,865	$ 17,678	$ 20,091

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")

The maturities and weighted average fixed interest rates of FHLB advances were as follows:

	March 31, 2011		2010	
Maturing During Year Ending	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
	(Dollars In Thousands)			
2011	$ -	- %	$ 28,070	4.03 %
2012	16,988	3.80	16,988	3.80
2013	21,471	3.92	21,471	3.92
2014	7,309	3.36	12,308	3.43
2015	2,400	3.88	2,400	3.88
2016	5,000	3.74	-	-
Thereafter	42,500	3.87	42,500	3.87
	$ 95,668	3.82 %	$ 123,737	3.86 %

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB") (CONTINUED)

The carrying value of collateral pledged for the above advances was as follows:

	March 31,	
	2011	2010
	(In Thousands)	
U.S. Government Agency bonds:		
Available for sale	$ -	$ 5,056
Held to maturity	10,000	5,000
	10,000	10,056
Mortgage-backed securities:		
Available for sale	27,937	57,081
Held to maturity	62,866	63,324
	90,803	120,405
	$ 100,803	$ 130,461

At March 31, 2011, the Company can borrow overnight funds from the FHLB under a redesigned overnight advance program up to the Savings Bank's maximum borrowing capacity based on the Savings Bank's ability to collateralize such borrowings. Under a previous borrowing program, the Company had available to it $94.9 million under an overnight line of credit, and $94.9 million under a one-month adjustable-rate line of credit agreement with the FHLB at March 31, 2010 which expired on August 9, 2010. The Savings Bank's membership in FHLB also provided access to additional sources of borrowed funds based on the Savings Bank's ability to collateralize such borrowings. There were no drawings on these lines at March 31, 2011 and 2010. Additionally, the Company has the ability to borrow funds up to $88.0 million at two financial institutions under unsecured overnight lines of credit at a daily adjustable rate. There were no borrowings on these lines at March 31, 2011 or 2010.

NOTE 10 - REGULATORY CAPITAL

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principals. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital to adjusted total assets (as defined). Management believes, as of March 31, 2011 and 2010, that the Savings Bank met all capital adequacy requirements to which it was subject.

NOTE 10 - REGULATORY CAPITAL (CONTINUED)

The following table presents a reconciliation of the Savings Bank's capital per GAAP to regulatory capital:

	March 31,	
	2011	2010
	(In Thousands)	
GAAP capital	$158,574	$155,760
Net unrealized (gain) on securities available for sale	(1,033)	(1,924)
Net benefit plan change	183	104
Tier 1 capital	157,724	153,940
Allowance for loan losses	1,880	2,050
Total Risk-based Capital	$159,604	$155,990

The following table sets forth the Savings Bank's capital position at March 31, 2011 and 2010 as compared to minimum regulatory capital requirements:

	Actual		OTS Requirements			
			Minimum Capital Adequacy		For Classification as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In Thousands)			
As of March 31, 2011:						
Total risk-based capital (to risk-weighted assets)	$159,604	41.86 %	$30,503	8.00 %	$38,129	10.00 %
Tier 1 capital (to risk-weighted assets)	157,724	41.37	15,252	4.00	22,878	6.00
Core (tier 1) capital (to adjusted total assets)	157,724	14.12	44,692	4.00	55,865	5.00
Tier 1 risk-based capital (to adjusted tangible assets)	157,724	14.12	16,759	1.50	-	-
As of March 31, 2010:						
Total risk-based capital (to risk-weighted assets)	$155,990	41.45 %	$30,103	8.00 %	$37,629	10.00 %
Tier 1 capital (to risk-weighted assets)	153,940	40.91	15,052	4.00	22,577	6.00
Core (tier 1) capital (to adjusted total assets)	153,940	14.52	42,411	4.00	53,014	5.00
Tier 1 risk-based capital (to adjusted tangible assets)	153,940	14.52	15,904	1.50	-	-

On September 27, 2010, the most recent notification from the OTS, the Savings Bank was categorized as well capitalized as of June 30, 2010, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since the notification that management believes has changed the Savings Bank's category.

NOTE 11 - INCOME TAXES

The components of income taxes are summarized as follows:

	Years Ended March 31,		
	2011	2010	2009
	(In Thousands)		
Current tax expense:			
Federal income	$ 4,592	$ 2,918	$ 2,486
State income	271	304	346
Total Current Income Tax Expense	4,863	3,222	2,832
Deferred tax expense (benefit):			
Federal income	(501)	(160)	(272)
State income	514	84	(196)
Total Deferred Income Tax Expense(Benefit)	13	(76)	(468)
Total Income Tax Expense	$ 4,876	$ 3,146	$ 2,364

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended March 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Federal income tax at the statutory rate	$ 4,654	$ 3,211	$ 2,550
Increase (decrease) in income taxes resulting from:			
New Jersey income tax, net of federal income tax effect	518	256	99
Bank owned life insurance income	(299)	(302)	(311)
Incentive stock option expense	6	7	26
Other, net	(3)	(26)	-
Total Income Tax Expense	$ 4,876	$ 3,146	$ 2,364
Effective income tax rate	35.6%	33.3%	31.5%

NOTE 11 - INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities consisted of the following:

	March 31, 2011	March 31, 2010
	(In Thousands)	
Deferred income tax assets:		
Pension costs	$ 957	$ 898
Allowance for loan losses	751	819
Benefit plans	21	-
Depreciation	188	183
Post-retirement benefits and healthcare obligations	122	70
Non-qualified benefit plans	515	455
Employee Stock Ownership Plan	323	308
Supplemental Executive Retirement Plan	119	108
NJ net operating loss carryforwards	41	422
NJ AMA carryover	33	33
Writedown on land held for sale	159	-
Other	207	101
Total Deferred Tax Assets	3,436	3,397
Deferred income tax liabilities:		
Net unrealized gain on securities available for sale	(687)	(1,280)
Net Deferred Tax Asset Included in Other Assets	$ 2,749	$ 2,117

At March 31, 2011, the Savings Bank has New Jersey net operating loss carryforwards in the amount of approximately $691,000, which expire through 2016.

Retained earnings at March 31, 2011 and 2010, includes approximately $6.4 million of tax bad debt deductions for which deferred taxes have been provided. Reduction of such amount for purposes other than bad debt losses, including non-dividend distributions, will result in income for tax purposes only, and will be subject to income tax at the then current rate. The Company does not intend to make non-dividend distributions that would result in a recapture of any portion of its bad debt reserves.

NOTE 12 - EMPLOYEE BENEFIT PLANS

ESOP

Effective upon the consummation of the Savings Bank's reorganization in March 2004, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Savings Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $11.0 million in proceeds from a term loan obtained from the Company to purchase 1,099,097 shares of Company common stock. The term loan principal is payable over fifteen equal annual installments through December 31, 2018. Interest on the term loan is fixed at a rate of 4.00%. Each year, the Savings Bank intends to make discretionary contributions to the ESOP

NOTE 12 - EMPLOYEE BENEFIT PLANS (CONTINUED)

ESOP (Continued)

which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Savings Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $612,000, $661,000 and $722,000 for the years ended March 31, 2011, 2010 and 2009, respectively.

The ESOP shares were as follows:

	March 31,	
	2011	2010
	(Dollars In Thousands)	
Allocated shares	480	417
Shares committed to be released	8	9
Unearned shares	568	641
Total ESOP Shares	1,056	1,067
Fair value of unearned shares	$ 6,741	$ 5,943

Section 401(k) Plan ("Plan")

The Savings Bank sponsors a Plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for all eligible (attainment of age 21 and one year of service) employees. Employees may elect to save up to 25% of their compensation, subject to IRC limits. For each dollar up to 4.5% of compensation, the Savings Bank will match 50% of the employee's contribution. The Plan's expense for the years ended March 31, 2011, 2010, and 2009, was approximately $79,000, $72,000 and $69,000, respectively.

Supplemental Executive Retirement Plan ("SERP")

Effective upon the consummation of the Savings Bank's reorganization in March 2004, a SERP was established. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides benefits to eligible officers (those designated by the Board of Directors of the Savings Bank) that cannot be provided under the Section 401(k) plan or the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plans, but for these Internal Revenue Code limitations. In addition to providing for

NOTE 12 - EMPLOYEE BENEFIT PLANS (CONTINUED)

Supplemental Executive Retirement Plan ("SERP") (Continued)

benefits lost under tax-qualified plans as a result of the Internal Revenue Code limitations, the new plan also provides supplemental benefits upon a change of control prior to the scheduled repayment of the ESOP loan. Generally, upon a change in control, the SERP provides participants with a benefit equal to what they would have received under the ESOP, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. A participant's benefits generally become payable upon a change in control of the Savings Bank and the Company. The SERP expense for the years ended March 31, 2011, 2010, and 2009, was approximately $27,000, $31,000 and $37,000, respectively. At March 31, 2011 and 2010, the accrued SERP liability was $299,000 and $271,000, respectively.

NOTE 13 - STOCK-BASED COMPENSATION

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. Under this plan, the Company may grant options to purchase up to 1,495,993 shares of Company common stock and may grant up to 598,397 shares of common stock as restricted stock awards. At March 31, 2011, there were 786 shares remaining for future option grants, and 191 shares remaining available for future restricted stock awards under the plan.

On December 7, 2005, 585,231 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $10.22 per share. Twenty percent of the shares awarded were immediately vested, with an additional 20% becoming vested annually thereafter. On May 26, 2010, 35,000 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $8.84 per share. Twenty percent of the shares awarded vest annually. Management recognizes expense for the fair value of these awards on a straight line basis over the requisite service period. During the years ended March 31, 2011, 2010 and 2009, approximately $52,000, $706,000 and $1.1 million, respectively in expense, was recognized in regard to these restricted stock awards. The Company recognized approximately $21,000, $282,000 and $424,000 of income tax benefits resulting from this expense for the years ended March 31, 2011, 2010 and 2009, respectively. The total fair value of stock awards vested during the years ended March 31, 2011, 2010 and 2009 were approximately $0, $967,000, and $1.2 million, respectively. The expected future compensation expense relating to the 35,000 non-vested restricted shares outstanding at March 31, 2011 is $258,000 over a weighted average period of 4.2 years.

The following is a summary of the status of the Company's restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at March 31, 2009	103,938	$10.22
Forfeited	(241)	10.22
Vesting	(103,697)	10.22
Non-vested at March 31, 2010	-	
Granted May 26, 2010	35,000	8.84
Non-vested at March 31, 2011	35,000	$8.84

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

On August 31, 2005, options to purchase 1,483,510 shares of common stock at $10.24 per share were awarded and will expire no later than ten years following the grant date. Immediately upon grant, twenty percent of the options awarded were vested, with an additional twenty percent becoming vested annually thereafter. In February 2006, the Company's Board of Directors approved the acceleration of the second twenty percent of the option grants so that those options became fully vested as of March 31, 2006.

On May 26, 2010, options to purchase 164,875 shares of common stock at an exercise price of $8.84 per share were awarded and will expire no later than ten years following the grant date. Twenty percent of the shares awarded vest annually. Management recognizes expense for the fair value of these awards on an accelerated attribution basis over the requisite service period. During the years ended March 31, 2011, 2010 and 2009, approximately $166,000, $66,000 and $246,000, respectively, in stock option expense, was recorded net of income tax benefits of $60,000, $18,000 and $68,000, respectively. The expected future compensation expense relating to the 164,875 non-vested options outstanding at March 31, 2011 is $271,000 over the weighted average period of 4.2 years.

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2009	1,327,940	$10.24		
Outstanding at March 31, 2010	1,327,940	$10.24		
Outstanding at March 31, 2010	1,327,940	$10.24		
Granted	164,875	8.84		
Outstanding at March 31, 2011	1,492,815	$10.09	4.94 Years	2,664,113
Exercisable at March 31, 2011	1,327,940	$10.24	4.42 Years	2,164,542

Shares issued upon the exercise of stock options are issued from treasury stock. The Company has an adequate number of treasury shares available for future stock option exercises.

The fair value of the options granted on August 31, 2005, as computed using the Black-Scholes option-pricing model, was determined to be $2.38 per option based upon the following underlying assumptions: a risk-free interest rate, expected option life, expected stock price volatility, and dividend yield of 4.11%, 6.0 years, 21.56%, and 1.95%, respectively.

The fair value of the options granted on May 26, 2010 as computed using the Black-Scholes option-pricing model, was determined to be $2.65 per option based upon the following assumptions as of the grant date: the risk free interest rate, expected option life, expected stock price volatility, and dividend yield of 2.68%, 6.5 years, 36.55%, and 2.71%, respectively.

NOTE 14 – DEFINED BENEFIT PLANS

Directors' Retirement Plan

The Directors' Retirement Plan is a nonqualified, unfunded pension plan with benefits based on fees paid to directors while still active. The funding policy is to pay directors on a pay-as-you-go basis.

The following table sets forth the funded status for the Directors' Retirement Plan and amounts recognized in the consolidated statements of financial condition.

	March 31,	
	2011	2010
	(Dollars In Thousands)	
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 2,369	$ 2,090
Service cost	59	81
Interest cost	145	148
Actuarial loss	159	139
Benefits paid	(89)	(89)
Benefit obligation - ending	2,643	2,369
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	89	89
Benefits paid	(89)	(89)
Fair value of plan assets - ending	-	-
Funded status and accrued pension cost included in other liabilities	$ (2,643)	$ (2,369)
Assumptions:		
Discount rate	5.75%	6.25%
Rate of increase in compensation	4.50%	4.50%

The Savings Bank expects to make contributions to the plan during the year ending March 31, 2012, totaling approximately $114,000. At March 31, 2011, benefit payments expected to be paid under the plan are as follows:

	Amount
Years ending March 31:	(In Thousands)
2012	$ 114
2013	130
2014	158
2015	175
2016	206
2017-2021	963
	$ 1,746

NOTE 14 – DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan (Continued)

Net periodic pension cost for the plan included the following components:

	Years Ended March 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Service cost	$ 59	$ 81	$ 88
Interest cost	145	148	138
Net amortization and deferral	40	50	86
Net Periodic Pension Cost Included in Directors' Compensation	$ 244	$ 279	$ 312
Assumptions:			
Discount rate	6.25%	7.25%	6.50%
Rate of increase in compensation	4.50%	4.50%	4.50%

At March 31, 2011 and 2010 unrecognized net loss of $210,000 and $24,000 and unrecognized prior service cost of $183,000 and $250,000, respectively, were included in accumulated other comprehensive income. For the fiscal year ending March 31, 2012, $40,000 of prior service cost is expected to be recognized as a component of net periodic pension cost.

Former President's Post-retirement Healthcare Plan

The Former President's post-retirement healthcare plan is a nonqualified, unfunded plan with the only participant being the former president's spouse, since his death in February 2005. This healthcare plan provides coverage for the spouse's life. The annual costs associated with these benefits are accrued on the basis of actuarial assumptions and included in salaries and employee benefits.

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Post-retirement Healthcare Plan (Continued)

The following table sets forth the funded status for the Former President's post-retirement healthcare plan and amounts recognized in the consolidated statements of financial condition:

	March 31,	
	2011	2010
	(Dollars In Thousands)	
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 55	$ 72
Interest cost	3	5
Actuarial loss (gain)	4	(16)
Benefits paid	(4)	(6)
Benefit obligation - ending	58	55
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	5	6
Benefits paid	(5)	(6)
Fair value of plan assets - ending	-	-
Funded status and accrued pension cost included in other liabilities	$ (58)	$ (55)
Assumed discount rate	5.75%	6.25%

The Savings Bank expects to make contributions to the Plan during the year ending March 31, 2012, totaling approximately $5,000. At March 31, 2011, benefit payments expected to be paid under the Plan are as follows:

	Amount (In Thousands)
Years ending March 31:	
2012	$ 5
2013	5
2014	5
2015	5
2016	5
2017-2021	25
	$ 50

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Post-retirement Healthcare Plan (Continued)

Net periodic pension cost (benefit) for the Plan included the following components:

	Years Ended March 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Interest cost	$ 3	$ 5	$ 6
Net amortization and deferral	(7)	(6)	(8)
Net Periodic (Benefit)	$ (4)	$ (1)	$ (2)
Assumed discount rate	6.25%	7.25%	6.50%
Current medical trend	5.25%	5.25%	5.25%
Ultimate medical trend	5.25%	5.25%	5.25%

At March 31, 2011 and 2010, unrecognized net (gain) of ($89,000) and ($100,000) was included in accumulated other comprehensive income. For the fiscal year ending March 31, 2012, ($7,000) of the net (gain) is expected to be recognized as a component of net periodic pension benefit.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1% change in the assumed health cost trend rate would have had the following effects on post-retirement benefits under this plan at March 31, 2011:

	1%	
	Increase	Decrease
	(In Thousands)	
Effect on total service and interest costs	$ 4	$ 3
Effect on post-retirement benefit obligation	$ 62	$ 54

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 3: Price or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2011 and 2010 are as follows:

Description	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)		
March 31, 2011:				
Securities available for sale:				
Mortgage-backed securities:				
Federal Home Loan Mortgage Corporation	$ 10,829	$ -	$ 10,829	$ -
Federal National Mortgage Association	17,108	-	17,108	-
U.S. Government agencies:				
Federal Home Loan Mortgage Corporation	5,006	-	5,006	-
Federal National Mortgage Association	4,996	-	4,996	-
Total securities available for sale	$ 37,939	$ -	$ 37,939	$ -
March 31, 2010:				
Securities available for sale:				
Mortgage-backed securities:				
Federal Home Loan Mortgage Corporation	$ 24,960	$ -	$ 24,960	$ -
Federal National Mortgage Association	32,121	-	32,121	-
U.S. Government agencies:				
Federal National Mortgage Association	15,062	-	15,062	-
Total securities available for sale	$ 72,143	$ -	$ 72,143	$ -

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2011 and 2010 are as follows:

Description	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)		
March 31, 2011				
Real estate owned	$ 136	$ -	$ -	$ 136
March 31, 2010				
Impaired Loans	$ 436	$ -	$ 436	$ -

There are no liabilities measured at fair value on a recurring and non-recurring basis at March 31, 2011 and 2010.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments.

Cash and Cash Equivalents, Interest Receivable and Interest Payable (Carried at Cost)

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, interest receivable and interest payable approximate their fair values.

Securities

The fair value of all securities, whether classified as available for sale (carried at fair value) or held to maturity (carried at cost), is determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Securities that we measure on a recurring basis are limited to our available-for-sale portfolio. The fair values of these securities are obtained from quotes received from an independent broker. The Company's broker provides it with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available.

Loans Receivable (Carried at Cost)

Fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Impaired Loans (Carried based on Discounted Cash Flows)

Impaired loans are those accounted for under ASC Topic 310 "Accounting by Creditors for Impairment of a Loan" in which the Company has measured impairment generally based on either the fair value of the loan's collateral or discounted cash flows. These assets are included as Level 2 or Level 3 fair values since they are based on either observable inputs that are significant to the discounted cash flow measurement or the fair value of the loan's collateral. The carrying value at March 31, 2010 consists of one residential real estate loan with a balance of $517,000 less a partial charge-off of $81,000 which represented a loss due to the troubled debt restructuring of this loan.

Real Estate Owned

Real estate owned, acquired through foreclosure or deed-in-lieu of foreclosure, is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals by a licensed appraiser and as such, foreclosed real estate properties are classified as Level 3. At March 31, 2011, real estate owned consisted of one multi-family property with balance of $136,000. During the year ended March 31, 2011, the loan was transferred to real estate owned at a balance of $186,000 followed by a subsequent write down of $50,000 which was charged to non-interest expense. There was no real estate owned at March 31, 2010.

Federal Home Loan Bank of New York Stock (Carried at Cost)

Fair value approximates cost basis as these instruments are redeemable only with the issuing agency at face value.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposits (Carried at Cost)

The fair value of non-interest-bearing demand, Crystal Checking, NOW, Super NOW, Money Market and Savings and Club accounts is the amount payable on demand at the reporting date. For fixed-maturity certificates of deposit, fair value is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank of New York (Carried at Cost)

The fair value is estimated by discounting future cash flows using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

As of March 31, 2011 and March 31, 2010, the fair value of the commitments to extend credit was not considered to be material.

The carrying amounts and fair values of financial instruments are as follows:

	March 31,			
	2011		2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 58,069	$ 58,069	$ 33,461	$ 33,461
Securities available for sale:				
Investment	10,002	10,002	15,062	15,062
Mortgage-backed	27,937	27,937	57,081	57,081
Securities held to maturity:				
Investment	233,428	228,707	159,969	159,511
Mortgage-backed	299,692	308,961	275,801	285,536
Net loans receivable	441,746	455,132	477,516	485,068
Federal Home Loan Bank of New York stock	5,974	5,974	7,157	7,157
Interest receivable	4,551	4,551	4,377	4,377
Financial liabilities:				
Deposits	837,385	842,960	758,152	762,521
FHLB advances	95,668	106,436	123,737	132,070
Interest payable	349	349	471	471

NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company, Savings Bank and Botany are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet investment needs and the financing needs of the Savings Bank's customers. These financial instruments primarily include commitments to originate and purchase loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement in particular classes of financial instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank, upon extension of credit, is based on management's credit evaluation of the counterparty.

At March 31, 2011, the Savings Bank had outstanding commitments to originate loans totaling approximately $9.6 million which included $2.7 million for fixed-rate one-to four-family mortgage loans with interest rates ranging from 4.00% to 4.875%, $4.9 million in adjustable interest rate one-to four-family mortgage loans with initial rates of 3.875% to 4.00%, a $500,000 fixed-rate multi-family mortgage loan with a rate of 5.75%, and a $1.5 million adjustable interest rate multi-family mortgage loan with an initial rate of 5.625%. Outstanding loan commitments at March 31, 2010 totaled $3.7 million. These commitments generally expire in three months or less.

At March 31, 2011, the Savings Bank had an outstanding commitment to purchase a $700,000 participation in a $2.8 million construction loan with an adjustable interest rate at the Prime Rate with a floor of 7.00%. At March 31, 2010, adjustable rate construction loan participation commitments totaled $1.6 million.

At March 31, 2011 and 2010, undisbursed funds from customer approved unused lines of credit under a homeowners' equity lending program amounted to approximately $4.3 million and $3.9 million, respectively. Unless they are specifically cancelled by notice from the Savings Bank, these funds represent firm commitments available to the respective borrowers on demand.

Management does not anticipate losses on any of the foregoing transactions.

Periodically, there have been various claims and lawsuits against the Company and Savings Bank, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

NOTE 17 – COMPREHENSIVE INCOME

The components of accumulated other comprehensive income included in stockholders' equity are as follows:

	March 31,	
	2011	2010
	(In Thousands)	
Net unrealized gain on securities available for sale	$ 1,719	$ 3,204
Tax effect	(687)	(1,280)
Net of tax amount	1,032	1,924
Benefit plan adjustments	(304)	(174)
Tax effect	122	70
Net of tax amount	(182)	(104)
Accumulated other comprehensive income	$ 850	$ 1,820

The components of other comprehensive income and related tax effects are presented in the following table:

	Years Ended March 31,		
	2011	2010	2009
		(In Thousands)	
Securities available for sale:			
Unrealized holding (loss) gain arising during the year	$ (613)	$ 97	$ 1,771
Less: reclassification adjustment for net realized gains	(872)	-	-
	(1,485)	97	1,771
Defined benefit pension plan:			
Pension (gain) loss	(197)	(129)	249
Prior service cost	67	50	86
Net change in defined benefit pension plan liability	(130)	(79)	335
Other comprehensive (loss) income before taxes	(1,615)	18	2,106
Tax effect	645	(7)	(841)
Other comprehensive (loss) income	$ (970)	$ 11	$ 1,265

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Clifton Savings Bancorp, Inc. (Parent company only) at March 31, 2011 and 2010 and for the years ended March 31, 2011, 2010 and 2009.

STATEMENTS OF CONDITION

	March 31,	
	2011	2010
ASSETS	(In Thousands)	
Cash and due from banks	$ 11,165	$ 8,814
Mortgage-backed securities held to maturity, at cost:	3,118	3,923
Loan receivable from Savings Bank	6,987	7,432
Investment in subsidiary	158,574	155,760
Interest receivable	74	84
Other assets	63	63
Total Assets	**$ 179,981**	**$ 176,076**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 15	$ 84
Stockholders' equity	179,966	175,992
Total Liabilities and Stockholders' Equity	**$ 179,981**	**$ 176,076**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF INCOME

	Years Ended March 31,		
	2011	2010	2009
	(In Thousands)		
Income:			
Dividends from subsidiary	$ 6,000	$ 1,700	$ 7,950
Interest on loans	280	307	333
Interest on securities	142	269	429
Total Income	6,422	2,276	8,712
Non-interest expenses	737	589	560
Income before Income Taxes and Equity in Undistributed Earnings of Subsidiary	5,685	1,687	8,152
Income tax (benefit) expense	(106)	1	81
Income before Equity in Undistributed Earnings of Subsidiary	5,791	1,686	8,071
Equity in undistributed (overdistributed) earnings of subsidiary	3,021	4,611	(2,935)
Net Income	**$ 8,812**	**$ 6,297**	**$ 5,136**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOW

	Years Ended March 31,		
	2011	2010	2009
		(In Thousands)	
Cash Flows From Operating Activities			
Net income	$ 8,812	$ 6,297	$ 5,136
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discounts	(1)	(3)	(4)
Decrease in interest receivable	10	158	7
Decrease in other assets	-	1	5
(Decrease) increase in other liabilities	(69)	(16)	24
Increase in deferred compensation obligation under Rabbi Trust	23	28	31
Equity in (undistributed) overdistributed earnings of subsidiary	(3,021)	(4,611)	2,935
Net Cash Provided by Operating Activities	5,754	1,854	8,134
Cash Flows From Investing Activities			
Proceeds from maturities and repayment of:			
Investment securities held to maturity	-	10,000	-
Mortgage-backed security held to maturity	806	-	-
Purchase of mortgage-backed securities held to maturity	-	(3,923)	-
Repayment of loan receivable from Savings Bank	695	668	642
Loan to Clifton MHC	(250)	-	-
Cash dividends paid on unallocated ESOP shares used to repay loan receivable from Savings Bank	(150)	(143)	(160)
Net Cash Provided by Investing Activities	1,101	6,602	482
Cash Flows From Financing Activities			
Minority dividends paid	(2,106)	(1,825)	(1,872)
Purchase of treasury stock	(2,707)	(3,150)	(5,877)
Funding restricted stock awards	309		
Purchase of forfeited restricted stock awards	-	(3)	-
Net Cash (Used in) Financing Activities	(4,504)	(4,978)	(7,749)
Net Increase in Cash and Cash Equivalents	2,351	3,478	867
Cash and Cash Equivalents - Beginning	8,814	5,336	4,469
Cash and Cash Equivalents - Ending	$ 11,165	$ 8,814	$ 5,336

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	June 30, 2010	**September 30, 2010**	**December 31, 2010**	**March 31, 2011**
	(In Thousands, Except Share and Per Share Data)			
Interest income	$ 11,454	$ 11,337	$ 11,175	$ 10,974
Interest expense	5,009	5,077	4,795	4,364
Net Interest Income	6,445	6,260	6,380	6,610
Provision for (recovery of)loan losses	-	160	90	(148)
Non-interest income (expense)	273	618	(120)	1,138
Non-interest expenses	3,345	3,344	3,177	3,948
Income taxes	1,203	1,191	991	1,491
Net Income	$ 2,170	$ 2,183	$ 2,002	$ 2,457
Net income per common share - basic and diluted	$ 0.08	$ 0.09	$ 0.08	$ 0.10
Dividends per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	25,693	25,524	25,542	25,561
Diluted	25,693	25,524	25,542	25,723

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	Quarter Ended			
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(In Thousands, Except Share and Per Share Data)			
Interest income	$ 10,919	$ 11,244	$ 11,355	$ 11,438
Interest expense	6,334	6,020	5,484	5,128
Net Interest Income	4,585	5,224	5,871	6,310
Provision for loan losses	100	333	-	-
Non-interest income	290	292	289	265
Non-interest expenses	3,624	3,238	3,166	3,222
Income taxes	307	624	1,012	1,203
Net Income	$ 844	$ 1,321	$ 1,982	$ 2,150
Net income per common share - basic and diluted	$ 0.03	$ 0.05	$ 0.08	$ 0.08
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	26,020	26,021	25,940	25,808
Diluted	26,084	26,087	25,940	25,808

NOTE 20 – POSTPONEMENT OF PLAN OF CONVERSION AND REORGANIZATION

On November 8, 2010, the Company, the Savings Bank and Clifton MHC adopted a Plan of Conversion and Reorganization (the "Plan of Conversion") pursuant to which the Savings Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure. Pursuant to the Plan of Conversion: (1) Clifton MHC will merge with and into the Company, with the Company being the surviving entity (the "MHC Merger"); (2) the Company will merge with and into a newly formed corporation named Clifton Savings Bancorp, Inc. (the "Holding Company"); (3) the shares of common stock of the Company held by persons other than Clifton MHC (whose shares will be canceled) will be converted into shares of common stock of the Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons; and (4) the Holding Company will offer and sell shares of its common stock to certain depositors and borrowers of the Savings Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion.

NOTE 20 – POSTPONEMENT OF PLAN OF CONVERSION AND REORGANIZATION (CONTINUED)

In connection with the Plan of Conversion, shares of the Company's common stock currently owned by Clifton MHC will be canceled and new shares of common stock, representing the approximate 64.2% ownership interest of Clifton MHC, will be offered for sale by the Holding Company. Concurrent with the completion of the conversion and offering, the Company's existing public shareholders will receive shares of the Holding Company's common stock for each share of the Company's common stock they own at that date, based on an exchange ratio to ensure that they will own approximately the same percentage of the Holding Company's common stock as they owned of the Company's common stock immediately before the conversion and offering.

At the time of the conversion, a liquidation account will be established in an amount equal to the percentage of the outstanding shares of the Company owned by Clifton MHC before the MHC Merger, multiplied by the Company's total stockholders' equity as reflected in the latest statement of financial condition used in the final offering prospectus for the conversion plus the value of the net assets of Clifton MHC as reflected in the latest statement of financial condition of Clifton MHC prior to the effective date of the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders (collectively, "eligible depositors") who continue to maintain their deposit accounts in the Savings Bank after the conversion. In the event of a complete liquidation of the Savings Bank or the Savings Bank and the Holding Company (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. Neither the Holding Company nor the Savings Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the OTS.

The transactions contemplated by the Plan of Conversion are subject to approval by the shareholders of the Company, the members of Clifton MHC and the OTS.

On February 7, 2011, the Company announced the postponement of the conversion and offering following the issuance by the OTS of a "Needs to Improve" rating to the Savings Bank as a result of its recent Community Reinvestment Act examination. The Company had incurred conversion costs relating to the offering of $951,000. At March 31, 2011, $532,000 are considered prepaid expenses included in other assets while the Company expensed $419,000 in costs which included $30,000 in occupancy expense of premises, $248,000 in legal expense, and $141,000 in other non-interest expenses, incurred as a result of the postponement. If the conversion and offering are completed, the remaining eligible conversion and offering costs will be netted against the offering proceeds. If the conversion and offering are terminated, the remaining costs will be expensed. The Company intends to address in a safe and sound manner the OTS's concerns regarding the Company's CRA performance and remains committed to the completion of its conversion and offering, but has not yet determined when it will be completed.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Nasdaq Composite Index (U.S. Companies) and the SNL All Thrifts Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested at the close of business on March 31, 2006.



Total Return Performance
150
125
100
75
50
25
0
Index Value
Clifton Savings Bancorp, Inc. (MHC)
NASDAQ Composite
SNL Thrift Index
03/31/06
03/31/07
03/31/08
03/31/09
03/31/10
03/31/11

Index	Period Ending					
	03/31/06	03/31/07	03/31/08	03/31/09	03/31/10	03/31/11
Clifton Savings Bancorp, Inc. (MHC)	100.00	113.66	97.75	98.90	93.63	122.92
NASDAQ Composite	100.00	104.23	98.89	67.00	106.10	124.34
SNL Thrift Index	100.00	105.73	64.44	36.04	43.18	41.29

Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 9:00 a.m., on August 11, 2011, at the Valley Regency located at 1129 Valley Road, Clifton, New Jersey 07013.

Stock Listing

Clifton Savings Bancorp, Inc.'s common stock is listed on the NASDAQ Global Select Market under the symbol "CSBK."

Price Range of Common Stock

The following table sets forth the high and low sales prices of Clifton Savings Bancorp, Inc.'s common stock, as reported on the NASDAQ Global Select Market, and the per share dividend declared during each quarter. Clifton MHC, our majority stockholder, has waived its right to receive these dividends.

	2011			2010		
Quarter Ended	High	Low	Dividend Declared	High	Low	Dividend Declared
June 30	$10.18	$ 8.57	$0.06	$11.65	$9.57	$0.05
September 30	$ 9.02	$ 8.11	$0.06	$11.21	$9.80	$0.05
December 31	$10.81	$ 8.32	$0.06	$10.30	$8.61	$0.05
March 31	$12.11	$10.55	$0.06	$ 9.82	$8.52	$0.05

At May 31, 2011, there were 1,344 holders of record of Clifton Savings Bancorp common stock.

Stockholders and General Inquiries

Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, New Jersey 07013
973.473.2200

Annual and Other Reports

A copy of the Clifton Savings Bancorp Annual Report on Form 10-K without exhibits for the year ended March 31, 2011, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting
Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue,
Clifton, New Jersey 07013

Independent Registered Public Accountants

ParenteBeard LLC
100 Walnut Avenue, Suite 200
Clark, New Jersey 07066

Corporate Counsel

Kilpatrick Townsend & Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Directors and Officers

Directors of Clifton Savings Bancorp, Inc., Clifton MHC and Clifton Savings Bank

John A. Celentano, Jr.
Chairman of the Board and
Chief Executive Officer –
Clifton Savings Bancorp, Inc., and
Clifton MHC
Chairman of the Board –
Clifton Savings Bank

Thomas A. Miller
Retired Owner – The T.A. Miller
& Co., Inc.

Cynthia Sisco Parachini
Property Management

John H. Peto
Real Estate Investor

Charles J. Pivirotto
Managing Shareholder –
Pivirotto & Foster, CPA's, PA

Joseph C. Smith
President – Smith-Sondy
Asphalt Construction Co.

John Stokes
Retired General Partner –
O.I.R. Realty Co.

Executive Officers of Clifton Savings Bancorp, Inc., and Clifton MHC

John A. Celentano, Jr.
Chairman of the Board and
Chief Executive Officer

Walter Celuch
President – Clifton Savings
Bancorp, Inc., and Clifton MHC
and Corporate Secretary (Clifton
Savings Bancorp, Inc.)

Christine R. Piano, CPA
Chief Financial Officer
and Treasurer

Bart D'Ambra
Corporate Secretary –
Clifton MHC

Officers of Clifton Savings Bank

John A. Celentano, Jr.
Chairman of the Board

Walter Celuch
President, Chief Executive Officer
and Secretary

Bart D'Ambra
Executive Vice President and
Chief Operating Officer

Stephen A. Hoogerhyde
Executive Vice President and
Chief Lending Officer

Christine R. Piano, CPA
Executive Vice President and
Chief Financial Officer

Ted Munley
Senior Vice President and
Branch Coordinator

Susan L. Horant
Vice President and Security Officer

Eleanor Bakelaar-Menniti
Vice President and N.O.W.
Administrator

Josephine T. Scavone
Vice President and Human
Resource Administrator

Linda Fisher
Vice President and Loan Officer

Coleen Kelley
Vice President and
IRA Administrator

Nancy Na
Vice President and Controller

Bernadette McDonald
Vice President and Treasurer

Claire Giancola
Vice President and Training
Manager

Branch Office Location

Montclair Heights (Main Office)
1433 Van Houten Avenue
Clifton, NJ 07015
973.473.2200 / 973.473.2020

Richfield
1055 Clifton Avenue
Clifton, NJ 07013
973.473.2323

Lyndhurst
401 Valley Brook Avenue
Lyndhurst, New Jersey 07071
201.935.2548

Lakeview Avenue
319 Lakeview Avenue
Clifton, NJ 07011
973.478.1260

Athenia
646 Van Houten Avenue
Clifton, NJ 07013
973.473.0025

Valley Road
387 Valley Road
Clifton, NJ 07013
973.279.1505

Woodland Park
1530 Route 46 West
Woodland Park, NJ 07424
973.785.2395

Palisade Avenue
247 Palisade Avenue
Garfield, NJ 07026
973.478.5050

Lanza Avenue
369 Lanza Avenue
Garfield, NJ 07026
973.478.1200

Wallington
55 Union Boulevard
Wallington, NJ 07057
973.779.7306

Wayne
1158 Hamburg Turnpike
Wayne, NJ 07470
973.628.1611

Fair Lawn
33-11 Broadway
Fair Lawn, NJ 07410
201.794.4605



Passaic County
Bergen County
Wayne
Fair Lawn
Woodland Park
Garfield (2)
Clifton (5)
Wallington
Lyndhurst
New Jersey


CLIFTON
SAVINGS
BANCORP, INC.

Clifton Savings Bank
1433 Van Houten Avenue
P.O. Box 2149, Clifton, NJ 07015-2149
973.473.2200